**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S PRE-EFFECTIVE AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[redacted] FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Lincoln Park Bancorp
(Exact Name of Registrant as Specified in Charter)

0001294206
(Registrant's CIK Number)

Exhibit 99.3.1 to the Pre-Effective Amendment No. 2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333- 116639
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Lincoln Park, New Jersey on this 14th day of October, 2004.

LINCOLN PARK BANCORP

By: /s/ Donald Hom

Donald S. Hom
President and Chief Executive Officer

F:\clients\1002\Form SE.doc

PRO FORMA VALUATION UPDATE REPORT

LINCOLN PARK BANCORP

HOLDING COMPANY FOR
LINCOLN PARK SAVINGS BANK
Lincoln Park, New Jersey

Dated As Of:
September 10, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

September 10, 2004

Board of Directors
Lincoln Park Savings and Loan Association and
Board of Managers
Lincoln Park Savings Bank
31 Boonton Turnpike
Lincoln Park, New Jersey 07035-1790

Members of the Boards:

At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company and Stock Issuance Plan (the "Plan"), described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Commissioner of Banking and Insurance of the State of New Jersey (the "Commissioner"), the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies.

Our Original Appraisal report, dated June 9, 2004 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This update has been prepared to reflect: changes in stock market conditions for thrifts since the Original Appraisal, including the market for all publicly-traded thrifts in mutual holding company form and the new issue market for converting thrifts (including standard conversions, second step conversions and initial offerings by mutual holding companies); and Lincoln Park Savings and Loan Association's recent financial developments as of June 30, 2004. As noted in the Original Appraisal, the valuation will be updated at least once more prior to the close of the Conversion to reflect such factors.

In connection with the mutual holding company reorganization, Lincoln Park Savings and Loan Association will convert from a New Jersey chartered savings and loan association to a New Jersey chartered savings bank to be called Lincoln Park Savings Bank (hereinafter referred to as the "Bank")

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Description of Reorganization

The Board of the Bank has adopted a plan of reorganization pursuant to which it will reorganize into a mutual holding company structure. As part of the reorganization, Lincoln Park Savings Bank (the "Bank") will become a wholly-owned subsidiary of Lincoln Park Bancorp (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to Lincoln Park Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public (the "Minority Stock Issuance"). It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Voting Depositors. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

Immediately following the Minority Stock Issuance, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank. The Company will retain up to 50% of the net offering proceeds. The Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 4.0% of the shares of common stock sold in the offering.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of June 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current

conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the Original Appraisal, the Bank's June 30, 2004 financial data became available in the Bank's amended prospectus. The following discussion is based on such data. In this regard, Table 1 presents summary balance sheet and income statement data through June 30, 2004, as well as comparable data for the period ending March 31, 2004, as set forth in the Original Appraisal report.

Growth Trends

The Bank's total assets increased by approximately $3.4 million over the quarter ended June 30, 2004, primarily reflecting loan growth funded by expanded use of borrowings. In this regard, the balance of loans increased by $2.8 million to equal $52.3 million, while borrowed funds increased to $15.1 million, or by a total of $2.7 million. At the same time, the aggregate balance of cash and investments as well as deposits remained relatively unchanged.

Equity increased during the quarter ended June 30, 2004, primarily as a result of interim earnings.

Loans Receivable

Loans receivable increased from $49.5 million, as of March 31, 2004, to $52.3 million, as of June 30, 2004, to equal 66.4% of assets. As described in the Original Appraisal, growth in the loan portfolio has been primarily focused in the fixed rate mortgage portfolio, including 1-4 family mortgage loans as well as home equity loans and lines of credit, which together equaled 93.8% of total loans.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities ("MBS") increased nominally, from $23.8 million (31.6% of assets) as of March 31, 2004, to $24.1 million (30.6% of assets) as of June 30, 2004. The portfolio composition reflected little change over the quarter. The majority of the Bank's investment securities and MBS are classified as held-to-maturity ("HTM") ($14.9 million or 18.9% of assets) while the balance is classified as available for sale ("AFS") ($5.0 million or 6.4% of assets).

Table 1
Lincoln Park Savings Bank
Recent Financial Data

	At March 31, 2004		At June 30, 2004	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$75,347	100.00%	$78,743	100.00%
Loans receivable (net)	49,541	65.75%	52,307	66.43%
Cash and cash equivalents	3,980	5.28%	3,833	4.87%
Term deposits	665	0.88%	372	0.47%
Investment securities - AFS	5,629	7.47%	5,024	6.38%
Investment Securities - HTM	13,560	18.00%	14,865	18.88%
Deposits	57,044	75.71%	57,794	73.40%
FHLB advances	12,347	16.39%	15,090	19.16%
Retained earnings	5,297	7.03%	5,346	6.79%

	12 Months Ended March 31, 2004		12 Months Ended June 30, 2004	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$3,365	4.80%	$3,456	4.76%
Interest Expense	(1,195)	-1.70%	(1,230)	-1.69%
Net Interest Income	$2,171	3.10%	$2,227	3.06%
Provision for Loan Losses	(9)	-0.01%	(11)	-0.02%
Net Interest Income after Provisions	$2,162	3.08%	$2,216	3.05%
Other Operating Income	111	0.16%	114	0.16%
Operating Expense	(1,557)	-2.22%	(1,579)	-2.17%
Net Operating Income	$717	1.02%	$751	1.03%
Net Non-Operating Income	42	0.06%	44	0.06%
Net Income Before Tax	$759	1.08%	$795	1.09%
Income Taxes	(307)	-0.44%	(316)	-0.44%
Net Income (Loss)	$452	0.64%	$479	0.66%
Less: Non-Recurring Income	(42)	-0.06%	(44)	-0.06%
Tax Effect (1)	17	0.02%	18	0.02%
Estimated Core Net Income	$427	0.61%	$453	0.62%

(1) Reflects a 40% effective tax rate.

Source: Lincoln Park Savings Bank's audited and unaudited financial statements and RP Financial calculations.

Funding

Total deposits increased by $750,000 to total $57.8 million, equal to 73.4% of total assets. As discussed in the Original Appraisal, the Bank has increasingly utilized borrowed funds, with borrowed funds consisting solely of FHLB advances, which increased to total $15.1 million, or 19.2% of total assets. The Bank typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings was primarily attributable to management's efforts to lock in to what it perceived to be attractive rates on longer term funds.

Equity

Total equity increased over the quarter ended June 30, 2004, to equal $5.3 million, or 6.8% of total assets. In this regard, the change to the Bank's equity was largely attributable to the retention of earnings during the three month period as the change to accumulated comprehensive income was comparatively modest. Since asset growth outstripped the growth of equity, the capital ratio diminished. The Bank remains classified as "Well Capitalized" for regulatory capital purposes.

Income and Expense Trends

The Bank's trailing 12 month earnings increased slightly in the most recent period, from $452,000 for the 12 months ended March 31, 2004, to $479,000 for the 12 months ended June 30, 2004, with the increase driven by an expanding level of net interest income, which was partially offset by higher operating costs.

Net Interest Income

The Bank's net interest income increased slightly for the most recent trailing 12 month period in dollar terms, to equal $2.2 million. However, the ratio of net interest income to average assets which peaked in fiscal 2002 at 3.48% of average assets has continued to trend downward and equaled 3.06% for the twelve months ended June 30, 2004.

The foregoing trends with regard to the reduction in the ratio of net interest income to average assets are the result of declining interest rate spreads; the dollar amount of net interest income has increased, notwithstanding the declining spreads, as it was more than offset by growth in interest-earning assets. Spread compression has been experienced by the Bank as a result of payoffs among the Bank's higher rate loans, rate modifications extended to existing borrowers to forestall refinancing with another lender and the limited ability to reduce deposit costs which are near zero in the current interest rate environment.

Loan Loss Provisions

Provision for loan losses remains a limited factor in the Bank's operations, reflecting limited asset quality problems. For the twelve months ended June 30, 2004, loan loss provisions reported by the Bank equaled $11,000, or 0.02% of average assets.

Non-Interest Income

Consistent with the Bank's adherence to a traditional thrift operating philosophy and resultant limited diversification, sources of non-interest operating income have been a somewhat modest contributor to the Bank's earnings. For the twelve months ended June 30, 2004, non-interest income totaled $114,000, or 0.16% of average assets.

Operating Expenses

Non-interest expense increased modestly for the twelve months ended June 30, 2004 (by $22,000), to total $1.579 million. However, the operating expense diminished modestly, from 2.22% of assets for the twelve months ended March 31, 2004, to 2.17% for the twelve months ended June 30, 2004.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans and the costs related to operating as a public company. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expenses continued to have had a limited impact on earnings based on updated financial data for the Bank. For the twelve months ended June 30, 2004, non-operating income was comprised of gains on the sale of securities as well gains on called securities and totaled $44,000, equal to 0.06% of average assets.

Taxes

For the twelve months ended June 30, 2004, the Bank's effective tax rate equaled 39.8%, which approximated the rate reported for the twelve months ended March 31, 2004 and in fiscal 2003.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Bank, the Peer Group and all publicly-traded savings institutions. The Peer Group is comprised of the same ten publicly-traded companies operating within the mutual holding company structure as were employed in the Original Appraisal.

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Lincoln Park Savings Bank																				
June 30, 2004	5.3%	25.3%	66.4%	73.4%	19.2%	0.0%	6.8%	0.0%	6.8%	0.0%	16.35%	-6.01%	31.39%	5.43%	129.20%	7.76%	7.76%	6.81%	6.81%	12.69%
All Public Companies	3.9%	24.0%	67.4%	66.4%	20.9%	0.7%	10.7%	0.8%	9.9%	0.0%	10.99%	2.06%	12.23%	8.09%	18.74%	2.42%	2.09%	9.46%	9.44%	16.86%
State of NJ	3.1%	38.0%	56.0%	66.8%	20.3%	0.5%	11.5%	0.1%	11.4%	0.0%	12.09%	10.56%	21.50%	5.60%	13.66%	1.11%	0.96%	11.91%	11.18%	25.01%
Comparable Group Average	5.6%	30.8%	58.3%	76.2%	10.4%	0.5%	11.9%	0.6%	11.2%	0.0%	4.48%	-0.97%	4.94%	3.50%	22.56%	-2.97%	-3.39%	13.36%	12.01%	22.17%
Mid-Atlantic Companies	4.4%	29.3%	60.5%	75.3%	12.3%	0.7%	10.7%	0.7%	10.0%	0.0%	6.61%	-1.87%	8.34%	6.02%	15.07%	-2.29%	-2.79%	11.52%	11.08%	18.64%
Midwest Companies	8.9%	29.9%	57.1%	78.2%	5.8%	0.0%	14.4%	0.6%	13.8%	0.0%	0.21%	2.86%	-2.96%	-0.63%	0.00%	-3.47%	-3.85%	19.48%	13.06%	28.15%
New England Companies	6.8%	43.5%	45.1%	78.6%	5.9%	0.0%	14.8%	0.0%	14.8%	0.0%	-2.52%	-2.37%	-3.00%	-5.43%	90.00%	-6.70%	-6.70%	14.59%	14.59%	27.89%
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)	6.7%	33.6%	54.0%	74.0%	16.1%	0.0%	9.2%	0.0%	9.2%	0.0%	-0.47%	-12.36%	8.30%	-0.62%	-0.01%	0.01%	0.01%	N.M.	9.32%	16.89%
BCSB BCSB Bankcorp MHC of MD (36.4)	2.2%	44.5%	48.9%	77.6%	13.2%	3.1%	5.4%	0.4%	5.0%	0.0%	17.23%	40.36%	-1.96%	6.31%	N.M.	-12.42%	-13.07%	7.21%	7.21%	15.24%
GOV Gouverneur Bcp MHC of NY(42.5)	2.9%	15.1%	75.9%	61.7%	18.4%	0.0%	18.2%	0.0%	18.2%	0.0%	10.36%	-34.53%	24.94%	6.31%	47.54%	1.66%	1.66%	17.70%	17.70%	32.02%
GCBC Green Co Bcrp MHC of NY (43.9)	7.5%	37.4%	52.3%	85.6%	3.5%	0.0%	10.5%	0.0%	10.5%	0.0%	10.75%	8.36%	12.65%	11.77%	25.00%	2.41%	2.41%	N.M.	N.M.	N.M.
ONFC Oneida Fincl MHC of NY (42.4)	2.7%	39.4%	47.8%	71.7%	16.2%	0.0%	11.3%	3.1%	8.2%	0.0%	0.35%	-4.77%	4.09%	2.13%	-2.13%	-3.02%	-6.59%	7.96%	7.96%	13.39%
PBHC Pathfinder BC MHC of NY (35.3)	4.8%	25.7%	61.7%	78.0%	12.1%	1.7%	7.0%	1.5%	5.5%	0.0%	5.94%	23.65%	-1.94%	14.34%	-13.80%	-1.92%	-1.14%	N.M.	N.M.	N.M.
ROME Rome Bncp Inc MHC of NY (38.5)	4.0%	9.1%	82.8%	78.2%	6.9%	0.0%	13.4%	0.0%	13.4%	0.0%	2.78%	-33.79%	12.32%	1.89%	33.84%	-2.78%	-2.78%	13.20%	13.20%	15.65%
Midwest Companies																				
JXSB Jcksnville Bcp MHC of IL(46.8)	2.3%	43.3%	48.3%	88.7%	2.4%	0.0%	7.2%	1.1%	6.1%	0.0%	1.78%	11.14%	-6.44%	0.67%	N.M.	-7.15%	-7.97%	N.M.	6.64%	13.35%
WCFB Wbstr Cty Fed MHC of IA (39.0)	15.5%	16.6%	65.9%	67.7%	9.3%	0.0%	21.5%	0.1%	21.4%	0.0%	-1.36%	-5.42%	0.49%	-2.33%	0.00%	0.22%	0.26%	19.48%	19.48%	42.95%
New England Companies																				
WFD Westfield Finl MHC of MA(46.5)	6.8%	43.5%	45.1%	78.6%	5.9%	0.0%	14.8%	0.0%	14.8%	0.0%	-2.52%	-2.37%	-3.00%	-5.43%	90.00%	-6.70%	-6.70%	14.59%	14.59%	27.89%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Lincoln Park Savings Bank																			
June 30, 2004	0.66%	4.76%	1.69%	3.06%	0.02%	3.05%	0.00%	0.00%	0.16%	0.16%	2.17%	0.00%	0.06%	0.00%	4.91%	1.85%	3.06%	$4,500	39.78%
All Public Companies	0.83%	5.05%	2.02%	3.04%	0.14%	2.89%	0.07%	0.00%	0.62%	0.69%	2.48%	0.02%	0.15%	0.01%	5.28%	2.29%	2.99%	$5,261	34.05%
State of NJ	0.83%	4.69%	1.86%	2.83%	0.04%	2.79%	0.07%	0.00%	0.27%	0.34%	1.87%	0.02%	0.09%	0.00%	4.83%	2.11%	2.71%	$7,353	37.05%
Comparable Group Average	0.65%	5.00%	1.78%	3.22%	0.12%	3.11%	0.03%	0.00%	0.68%	0.71%	2.91%	0.02%	0.05%	0.00%	5.26%	2.06%	3.20%	$3,560	27.05%
Mid-Atlantic Companies	0.64%	5.08%	1.76%	3.33%	0.11%	3.21%	0.02%	0.00%	0.78%	0.80%	3.13%	0.02%	0.04%	0.00%	5.37%	2.01%	3.36%	$3,427	24.22%
Midwest Companies	0.67%	5.09%	1.99%	3.09%	0.16%	2.93%	0.08%	-0.01%	0.48%	0.56%	2.48%	0.02%	0.06%	0.00%	5.29%	2.40%	2.89%	$3,142	36.18%
New England Companies	0.72%	4.24%	1.47%	2.77%	0.08%	2.69%	0.02%	0.00%	0.34%	0.36%	2.18%	0.00%	0.15%	0.00%	4.44%	1.75%	2.69%	$5,194	28.66%
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.63%	5.23%	2.09%	3.14%	0.10%	3.03%	0.01%	0.02%	0.32%	0.35%	2.71%	0.00%	0.01%	0.00%	5.52%	2.33%	3.20%	$4,845	7.00%
BCSB BCSB Bankcorp MHC of MD (36.4)	0.09%	4.55%	2.30%	2.25%	0.07%	2.17%	0.03%	-0.01%	0.22%	0.24%	2.31%	0.01%	0.01%	0.00%	4.72%	2.53%	2.19%	$4,285	8.73%
GOV Gouverneur Bcp MHC of NY(42.5)	0.89%	5.65%	1.77%	3.89%	0.11%	3.78%	0.00%	-0.03%	0.41%	0.39%	2.80%	0.00%	0.07%	0.00%	5.92%	2.23%	3.68%	$3,162	37.82%
GCBC Green Co Bcrp MHC of NY (43.9)	1.08%	4.92%	1.24%	3.67%	0.04%	3.63%	0.00%	0.00%	1.04%	1.04%	3.13%	0.00%	0.00%	0.00%	5.05%	1.41%	3.64%	N.M.	29.30%
ONFC Oneida Fincl MHC of NY (42.4)	0.70%	4.67%	1.71%	2.96%	0.12%	2.84%	0.00%	0.00%	2.40%	2.40%	4.43%	0.03%	0.15%	0.00%	5.17%	1.96%	3.21%	$2,950	24.79%
PBHC Pathfinder BC MHC of NY (35.3)	0.51%	5.05%	1.92%	3.13%	0.18%	2.95%	0.09%	0.01%	0.53%	0.63%	3.05%	0.08%	0.24%	0.00%	5.43%	2.11%	3.32%	$2,884	26.52%
ROME Rome Bncp Inc MHC of NY (38.5)	0.58%	5.51%	1.27%	4.25%	0.15%	4.10%	0.00%	0.00%	0.53%	0.53%	3.51%	0.00%	-0.23%	0.00%	5.75%	1.50%	4.26%	$2,434	35.35%
Midwest Companies																			
JXSB Jcksnville Bcp MHC of IL(46.8)	0.26%	4.70%	1.93%	2.78%	0.32%	2.45%	0.15%	0.00%	0.62%	0.77%	2.90%	0.03%	0.12%	0.00%	5.00%	2.12%	2.88%	$2,253	36.91%
WCFB Wbstr Cty Fed MHC of IA (39.0)	1.08%	5.47%	2.06%	3.41%	0.00%	3.41%	0.00%	-0.01%	0.35%	0.34%	2.06%	0.01%	0.00%	0.00%	5.58%	2.67%	2.91%	$4,031	35.44%
New England Companies																			
WFD Westfield Finl MHC of MA(46.5)	0.72%	4.24%	1.47%	2.77%	0.08%	2.69%	0.02%	0.00%	0.34%	0.36%	2.18%	0.00%	0.15%	0.00%	4.44%	1.75%	2.69%	$5,194	28.66%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Financial Condition

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis. The Bank's asset composition continues to reflect a comparatively higher concentration of loans to assets, at 66.4% versus a 58.3% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Bank was lower than for the Peer Group (30.6% of assets versus 36.4% for the Peer Group). The ratio of deposits/assets remained relative comparable for the Bank in comparison to the Peer Group based on ratios of 73.4% and 76.2%, respectively, while the ratio of borrowings increased for the Bank in comparison to the Peer Group (19.2% versus 10.4% for the Peer Group on average).

The Bank's capital continues to fall below the Peer Group average based on their respective ratios of 6.8% and 11.9%, respectively; however, with the addition of offering proceeds, the pro forma capital position will more closely approximate the Peer Group's ratio. The increased equity is anticipated to enhance the Bank's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Bank's return on equity ("ROE"), based on both reported and core earnings. Both the Bank's and the Peer Group's current equity ratios reflect strong surpluses over regulatory capital requirements; and on a post-offering basis the Bank's cushion over capital requirements will be enhanced.

The Bank continues to post higher annual asset growth than the Peer Group, at 16.35% and 4.48%, respectively. In this regard, balance sheet growth rates for the Bank are calculated on an annualized basis for the eighteen month period ended June 30, 2004, while growth rates for the Peer Group are for the twelve month period ended June 30, 2004. As discussed in the Original Appraisal, the Bank's comparatively faster growth is attributable primarily to retail loan growth as the Bank sought to increase the investment in 1-4 family mortgage loans, the majority of which were 15 and 30 year fixed rate loans. In contrast, many institutions including those in the Peer Group have been reluctant to invest in longer-term fixed rate loans due to interest rate risk considerations. The Bank's strategy in this regard is evidenced by data showing that the Bank's loan portfolio increased by 31.39% as compared to growth of 4.94% for the Peer Group over the same period. Comparatively, the Bank's cash and investments portfolio decreased by 6.01% over the most recent twelve month period as compared to a reduction of less than 1% for the Peer Group while over the same time period.

Asset growth for the Bank was primarily funded with borrowings, which increased at a 129.20% compounded annual pace for the Bank versus 22.56% for the Peer Group while deposit growth was comparatively limited for both (5.43% for the Bank and 3.50% for the Peer Group). Equity growth rates for the Bank approximated 7.8% versus shrinkage of 3.0% for the Peer Group. The Peer Group's equity shrinkage, notwithstanding higher profitability, reflects their dividend and capital management strategies. On a post-offering basis, the Bank's capital growth rate should be diminished due to the increased equity level and relatively low market reinvestment rates.

Income and Expense Trends

The Bank and the Peer Group reported profitability ratios of 0.66% and 0.65%, respectively, for the most recent 12 month period (see Table 3). Consistent with the characteristics noted in the Original Appraisal, the Bank's operations reflect a relatively favorable level of operating expense, the benefits of which are offset by a comparatively weaker ratio of net interest income and non-interest fee income.

The Bank's ratio of net interest income to average assets diminished to 3.06% for the 12 months ended June 30, 2004, and thus, remains below the Peer Group average of 3.22%. The Bank's updated interest income and expenses continue to reflect its relatively low asset yields, the benefits of which are offset by a comparatively favorable cost of funds.

Non-interest income equaled 0.16% of average assets for the Bank versus an average of 0.71% for the Peer Group. The Bank's relatively low earnings contribution realized from non-interest operating income is indicative of its traditional thrift operating strategy, in which diversification into areas that generate revenues from non-interest sources has been fairly limited.

The updated operating expense ratios for the Bank and the Peer Group were 2.17% and 2.91%, respectively, and thus, the Bank's comparative advantage remains. The Bank operates with a lower operating expense ratio than the Peer Group, reflecting its emphasis on mortgage lending (which typically entails a lower cost structure than non-mortgage lending). In this regard, the Bank emphasizes 1-4 family mortgage lending which entails limited overhead costs. The low cost structure of the Bank's operations is further evidenced by data showing the number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $4.5 million for the Bank, versus a comparable measure of $3.6 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the stock benefit plans and cost of operating as a public company, but will be seeking to leverage its overhead and infrastructure through future balance sheet growth.

Loan loss provisions for the Bank and the Peer Group were relatively modest, amounting to 0.02% and 0.12% of average assets for the Bank and the Peer Group, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. However, the modestly higher level of loss provisions established by the Peer Group is consistent with its higher level of NPAs in comparison to the Bank's very low ratio.

Net non-operating items were positive 0.06% of average assets for the Bank consisted primarily of gains on the sale of investments. The Peer Group reported net non-operating income equal to 0.05% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and interest rate conditions, and, thus are not viewed as being a recurring source of income, and thus will be excluded from the calculation of the valuation earnings base.

The Bank's effective tax rate of 39.78% remains above the Peer Group's average tax rate of 27.05% based on updated financial data.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the overall stock market has been mixed. Strong employment data for May combined with lower oil prices and favorable inflation data sustained the positive trend in the broader stock market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

An unexpected rise in weekly jobless claims and a pair of financial warnings in the tech sector pushed stocks lower at the start of the third quarter. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. On September 10, 2004, the DJIA closed at 10313.07 or 0.5% lower since the date of the Original Appraisal and the NASDAQ closed at 1894.31, a decrease of 4.8% from the same date. The Standard & Poors 500 Index closed at 1123.92 on September 10, 2004 a decrease of 0.7% from June 9, 2004.

Stock market activity for thrift issues has also been mixed since the date of the Original Appraisal, but in general thrift stocks have paralleled trends in the broader stock market. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May 2004. However, thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in-line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower.

Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid- and late-August. The positive trend in thrift stocks continued through early September, as August employment data matched expectations. On September 10, 2004, the SNL Index for all publicly-traded thrifts closed at 1,498.2, an increase of 2.7% since the date of the Original Appraisal. The SNL MHC Index closed at 2,705.4 on September 10, 2004, an increase of 4.1% since the date of the Original Appraisal.

The updated market prices and pricing ratios for the Peer Group and all publicly-traded thrifts reflect modest increases since the date of the Original Appraisal. The P/B and P/TB ratios on a fully converted basis have increased in a range of 3%. On a fully converted basis, the P/E of the Peer Group has declined by 5% but less than 1% on a core basis. On a reported basis, the Peer Group's earnings multiples have increased in a range of 2% to 4% while the P/B and P/TB ratios have increased by 5 (see Table 4).

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 4
Average Pricing Characteristics

	At June 9, 2004	At September 10, 2004	Percent Change
Peer Group (Fully Converted Basis)			
Price/Earnings (x)	31.09x	29.57x	(4.9)%
Price/Core Earnings (x)	34.80	34.66	(0.4)
Price/Book (%)	96.71%	99.78%	3.2
Price/Tangible Book (%)	100.38	103.75	3.4
Price/Assets (%)	22.52	22.43	(0.4)
Price/Share ($) (1)	---	---	1.9
Market Capitalization (1)	---	---	1.8
Peer Group (Reported Basis)			
Price/Earnings (x)	35.18x	35.73x	1.6%
Price/Core Earnings (x)	36.54	37.82	3.5
Price/Book (%)	209.29%	218.53	4.4
Price/Tangible Book (%)	223.02	234.78	5.3
Price/Assets (%)	26.23	26.02	(0.8)
All Publicly-Traded Thrifts			
Price/Earnings (x)	17.31x	17.80x	2.8%
Price/Core Earnings (x)	19.32	19.75	2.2
Price/Book (%)	154.62%	160.85	4.0
Price/Tangible Book (%)	166.71	175.25	5.1
Price/Assets (%)	16.71	17.14	2.6
Other			
SNL Thrift Index	1458.7	1498.2	2.7%
SNL MHC Index	2598.2	2705.4	4.1%

(1) Reflects the median of the percentage change for the Peer Group companies.

As shown in Table 5, one standard conversion offering and two MHC offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for our analysis. Both the MHC offerings closed within their respective valuation ranges, with First Federal Financial Services, Inc. closing between the minimum and the midpoint, and Monadnock Community Bancorp, Inc., closing at the midpoint of the offering range. On a fully-converted basis, the average closing pro forma price/tangible book ratios of the recent MHC offerings equaled 78.7%. On average, the prices of the recent MHC offerings reflected price appreciation of 11.3% after the first week of trading as Monadnock Community Bancorp, was trading at its IPO price, while First Federal Financial Services traded up by 22.5%.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans			Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Third Century Bancorp	IN	6/30/04	TDCB-OTS BB	$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	NA	NA	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Averages - Standard Conversions:				$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Medians - Standard Conversions:				$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Second Step Conversions																														
DSA Financial Corporation	IN	7/30/04	DSFN-OTS BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	N.A	N.A	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Partners Trust Financial Group, Inc.*(7)	NY	7/15/04	PRTR-NASDAQ	$3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	N.A	N.A	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Averages - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.56	-4.4%
Medians - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.56	-4.4%
Mutual Holding Company Conversions																														
First Federal Financial Services, Inc.	IL	6/29/04	FFFS-NASDAQ	$ 123	15.62%	0.07%	471%	$ 17.6	45%	92%	3.9%	N.A	N.A	5.0%	4.0%	8.6%	2.40%	73.4%	23.7x	24.9%	1.2%	25.0%	4.8%	$10.00	$11.50	15.0%	$12.25	22.5%	$13.50	35.0%
Monadnock Community Bncp, Inc.*(9)	NH	6/29/04	MNCK-OTC BB	$ 45	5.64%	0.37%	207%	$ 3.4	45%	100%	14.8%	N.A	N.A	4.0%	4.0%	13.5%	0.00%	84.1%	458.9x	14.7%	0.0%	10.7%	0.0%	$8.00	$8.30	3.8%	$8.00	0.0%	$7.70	-3.8%
Averages - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Medians - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Averages - All Conversions:				$ 796	10.39%	0.44%	333%	$39.0	59%	103%	6.4%	NA	NA	6.6%	4.0%	7.9%	1.78%	104.3%	111.8x	17.1%	0.7%	16.0%	4.5%	$9.60	$10.18	6.0%	$10.16	5.6%	$10.31	7.0%
Medians - All Conversions:				$ 107	11.01%	0.47%	264%	$16.5	52%	100%	3.9%	NA	NA	8.0%	4.0%	8.6%	2.40%	84.1%	23.7x	14.7%	0.7%	18.3%	4.8%	$10.00	$9.99	3.8%	$9.98	0.0%	$9.81	-1.9%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-*OTS regulated thrift.*
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

September 10, 2004

The one standard conversion offering, Third Century Bancorp of OH was completed at the supermaximum of the offering range, at a 74.9% pro forma P/TB, and its price increased by 10.5% after the first week of trading.

Valuation Approaches: Fully Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in the Bank's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value, described in the Original Appraisal have not changed; however, we did update the valuation bases to the June 30, 2004 period.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition were necessary, as the Bank's pro forma balance sheet based on updated financial data through June 30, 2004, reflected limited change from the Peer Group comparison contained in the Original Appraisal overall. Likewise, the valuation parameter for profitability, growth and viability of earnings, we considered that earnings have increased modestly but the Peer Group's profitability has also increased (from 0.61% of average assets in the Original Appraisal to 0.65% of average assets in this update appraisal) and thus, no adjustment is warranted for this valuation parameter.

In terms of other valuation adjustments relative to the Peer Group, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal. For example, there was no significant change in market area, dividend paying capacity, management or government regulation and regulatory reform.

The general market for thrift stocks has moved modestly higher since the date of the Original Appraisal, as indicated by the increases recorded in the SNL Index for all publicly-traded thrifts and SNL MHC Index for all publicly-traded MHCs. Specifically, the pricing ratios for all publicly traded thrifts increased in a range of 2% to 5% while the SNL Thrift Index and the SNL MHC index increased by 3% and 4%, respectively. On a reported basis, the book value based pricing measures increased in a range of 4% to 5% while the book value based pricing measures increased by approximately 3% on a fully converted basis. Importantly, the earnings based pricing measures diminished on a fully converted basis, partially as a result of the Peer Group's improved earnings position.

Key Valuation Parameters:	Valuation Adjustment Original Appraisal	 Updated Appraisal
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	No Adjustment	No Adjustment
Asset Growth	No Adjustment	No Adjustment
Primary Market Area	Slight Upward	Slight Upward
Dividends	Slight Downward	Slight Downward
Liquidity of the Shares	Moderate Downward	Mod. Downward
Marketing of the Issue	No Adjustment	No Adjustment
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, and primarily in consideration of the increase in the Peer Group's pricing ratios, RP Financial concluded that as of September 10, 2004, the pro forma market value of the Bank's full conversion offering equaled $12,250,000 at the midpoint, equal to 1,225,000 shares at $10.00 per share. The valuation reflects an approximate 14.0% increase relative to the midpoint pro forma value established in the Original Appraisal.

1. P/E Approach. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $479,000 for the 12 months ended June 30, 2004. In deriving the Bank's core earnings, the only adjustment made to reported earnings was to eliminate a non-recurring income on gains on the sale of investments and called securities equal to $44,000. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.94% for the gains eliminated, the Bank's core earnings were determined to equal $453,000 for the 12 months ended June 30, 2004.

	Amount ($000)
Net income	$479
Adjustment for non-recurring items(1)	(26)
Core earnings estimate	$453

(1) Non-recurring expense of $44,000, tax effected at 39.94%.

Based on the Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $12.25 million midpoint value equaled 22.78 times and 23.94 times, respectively, indicating a discount of 23.0% relative to the Peer Group's average reported P/E multiple (fully-converted basis) of 29.57 times and the Core P/E multiple of 23.94 times was discounted by 30.9% (see Table 6, excludes P/E ratios over 50 times). By comparison, the Bank's value at the midpoint in the Original Appraisal indicated discounts of 23.8% and 28.0% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis), respectively. The implied discounts or premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's pro forma P/B and P/A ratios.

On an MHC basis, the Bank's pro forma P/E multiples based on reported and core earnings equaled 24.31 and 25.63 times at the midpoint, respectively (see Table 7, excludes P/E ratios over 50 times). At the supermaximum of the range, the Bank's reported and core earnings multiples based on the minority stock offering equaled 31.54 and 33.23 times, respectively. In comparison, the Peer Group average multiples on an MHC basis based on reported and core earnings equaled 35.73 and 37.82 times, respectively (excluding P/E ratios over 50 times).

2. P/B Approach. The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to the Bank's pro forma book value (fully-converted basis). Based on the $12.25 million midpoint valuation (fully converted basis), the Bank's updated pro forma P/B and P/TB ratios equaled 77.62%. In comparison to the average fully converted P/B and P/TB ratios for the Peer Group of 99.78% and 103.75%, the Bank's ratios reflected a discount of 22.2% on a P/B basis and a discount of 25.2% on a P/TB basis. By comparison, the Bank's ratios reflected a discount of 23.6% on a P/B basis and a discount of 26.4% on a P/TB basis at the midpoint of the of the valuation range on a fully converted basis in the Original Appraisal (based on the Peer Group averages).

On an MHC basis, the Bank's pro forma P/B and P/TB ratios both equaled 123.37% at the midpoint, which reflects a discount from the Peer Group average on an MHC basis of 44.5% to 47.9%, respectively. At the supermaximum of the range, the Bank's P/B and P/TB ratios equaled 140.07%, which reflects a 35.9% and 40.3% discount relative to the Peer Group average P/B and P/TB ratios.

A detailed comparison of these P/B ratios relative to the Peer Group, on both a fully-converted basis and an MHC basis, appears below.

	Price/Book Value	Price/Tangible Book Value
I. Fully Converted Basis (See Table 6)		
Lincoln Park SB Updated Midpoint -	77.62%	77.62%
Peer Group (At 9/10/04)		
Average	99.78%	103.75%
Median	96.81%	103.57%
Lincoln Park SB Midpoint Discount Relative to Peer Group		
Updated Appraisal as of September 10, 2004		
Peer Group Average	22.21%	25.19%
Peer Group Median	19.82%	25.06%
Original Appraisal as of June 9, 2004		
Peer Group Average	23.57%	26.36%
Peer Group Median	21.44%	26.05%
II. MHC Basis (see Table 7)		
Lincoln Park SB Updated Midpoint	123.37%	123.37%
Lincoln Park SB Updated Supermaximum	140.07%	140.07%
Peer Group (At 9/10/04)		
Average	218.53%	234.78%
Median	205.56%	229.29%
Lincoln Park SB Midpoint Discount Relative to Peer Group		
Updated Appraisal as of September 10, 2004		
Peer Group Average	43.55%	47.45%
Peer Group Median	39.98%	46.19%
Original Appraisal as of June 9, 2004		
Peer Group Average	44.52%	47.94%
Peer Group Median	38.19%	46.11%
Lincoln Park SB Supermaximum Discount Relative to		
Updated Appraisal as of September 10, 2004		
Peer Group Average	35.90%	40.34%
Peer Group Median	31.86%	38.91%
Original Appraisal as of June 9, 2004		
Peer Group Average	36.49%	40.40%
Peer Group Median	29.25%	38.31%

3. P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Moreover, any withdrawal of deposits will result in a further increase in the post-offering P/A ratio. At the midpoint of the updated valuation range, the Bank's value equaled 13.72% of pro forma fully converted assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.43 which implies a discount of 39% to the Bank's pro forma P/A ratio (fully-converted basis), as compared to a discount of 44% indicated at the midpoint in the Original Appraisal. On an MHC basis, the Peer Group companies exhibited an average P/A ratio of 26.02%, which provides for a discount of 44% to the Bank's pro forma P/A ratio of 14.68% (the discount was 48% in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 10, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, as well as to the MHC, equaled $12,250,000 at the midpoint, equal to 1,225,000 shares offered at a per share value of $10.00. The updated valuation reflects an approximate 14% increase relative to the fully converted midpoint valuation established in the Original Appraisal.

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $10.4 million and a maximum value of $14.1 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,041,250 at the minimum and 1,408,750 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $16.2 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,620,062.

The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 46.0% ownership interest. Accordingly, the offering to the public of the minority stock, will equal \$4.8 million at the minimum, \$5.6 million at the midpoint, \$6.5 million at the maximum and \$7.5 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on MHC financials are shown in Table 7 and are detailed in Exhibits 4 and 5.

Respectfully submitted,

William E. Pommerening
Chief Executive Officer and
Managing Director

James P. Hennessey
Senior Vice President

Table 6
MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
Lincoln Savings Bank and the Comparables
As of September 10, 2004

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Lincoln Savings Bank																			
Superrange	$10.00	$16.20	$0.33	$11.84	29.11	84.47	17.48	84.47	30.53	$0.00	0.00%	0.00%	$93	20.69	0.10	0.60	2.90	0.57	2.77
Maximum	$10.00	$14.09	$0.37	$12.32	25.78	81.14	15.50	81.14	27.07	$0.00	0.00%	0.00%	$91	19.11	0.10	0.60	3.15	0.57	3.00
Midpoint	$10.00	$12.25	$0.42	$12.88	22.78	77.62	13.72	77.62	23.94	$0.00	0.00%	0.00%	$89	17.68	0.10	0.60	3.41	0.57	3.24
Minimum	$10.00	$10.41	$0.48	$13.64	19.69	73.32	11.87	73.32	20.71	$0.00	0.00%	0.00%	$88	16.19	0.10	0.60	3.72	0.57	3.54
All Public Companies(7)																			
Averages	22.35	475.05	1.02	14.19	17.80	160.85	17.14	175.25	19.75	0.47	2.17	35.89	2,968	10.74	0.55	0.82	8.71	0.71	7.21
Medians	--	--	--	--	16.55	150.46	15.23	164.15	18.09	--	--	--	--	--	--	--	--	--	--
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$19.78	$85.10	$0.60	$19.65	29.57x	99.78	22.43	103.75	34.66x	0.47	2.58	55.05	412	22.15	0.70	0.70	3.09	0.67	2.87
Medians	--	--	--	--	31.74x	98.81	21.89	103.57	33.02x	--	--	--	--	--	--	--	--	--	--
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	30.05	110.07	0.91	32.26	32.66	93.15	23.62	93.15	33.02	0.36	1.20	39.56	466	25.36	1.42	0.73	2.85	0.72	2.82
BCSB BCSB Bankcorp MHC of MD (36.4)	15.26	90.02	0.19	15.19	N.M.	100.46	11.26	103.60	N.M.	0.50	3.28	NM	799	11.21	0.17	0.16	1.26	0.15	1.20
GOV Gouverneur Bcp MHC of NY(42.5)	13.25	30.25	0.42	14.37	30.81	92.21	26.77	92.21	31.55	0.26	1.96	61.90	113	29.04	0.86	0.91	3.00	0.88	2.94
GCBC Green Co Bcrp MHC of NY (43.9)	30.94	63.55	1.58	29.44	19.58	105.10	20.16	105.10	19.58	0.84	2.71	53.16	315	19.18	NA	1.08	5.40	1.08	5.40
JXSB Jcksnville Bcp MHC of IL(46.8)	15.82	30.88	0.33	17.10	37.67	92.51	11.03	101.80	49.44	0.30	1.90	NM	280	11.92	1.05	0.30	2.45	0.23	1.88
ONFC Oneida Fincl MHC of NY (42.4)	11.00	82.37	0.40	11.97	23.91	91.90	17.47	107.95	27.50	0.38	3.45	NM	472	19.01	0.17	0.73	3.79	0.64	3.29
PBHC Pathfinder BC MHC of NY (35.3)	16.07	39.34	0.52	17.55	22.63	91.57	12.22	102.49	30.90	0.40	2.49	NM	322	13.35	1.11	0.56	4.00	0.41	2.93
ROME Rome Bncp Inc MHC of NY (38.5)	29.00	122.76	0.62	23.74	N.M.	122.16	37.17	122.16	46.77	0.60	2.07	NM	330	30.43	0.52	0.69	2.22	0.80	2.60
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	50.92	0.38	13.07	35.53	103.29	38.73	103.53	35.53	0.68	5.04	NM	131	37.49	NA	1.08	2.91	1.08	2.91
WFD Westfield Finl MHC of MA(46.5)	22.95	230.81	0.61	21.76	33.75	105.47	25.88	105.47	37.62	0.40	1.74	65.57	892	24.54	0.33	0.76	3.03	0.68	2.72

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 7
Public Market Pricing
Lincoln Park Savings Bank
As of September 10, 2004
MHC Pricing - 46.00% Minority Stock Issuance

		Fully Converted Implied Value		Per Share		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																	Reported		Core		
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Lincoln Park Savings Bank																					
	Superrange	$10.00	$16.20	$0.30	$7.14	31.54	140.07	19.05	140.07	33.23	$0.00	0.00%	0.00%	$85	13.60	0.11	0.60	4.44	0.57	4.22	7.45
	Maximum	$10.00	$14.09	$0.34	$7.59	27.71	131.77	16.73	131.77	29.20	$0.00	0.00%	0.00%	$84	12.70	0.11	0.60	4.76	0.57	4.51	6.48
	Midpoint	$10.00	$12.25	$0.39	$8.11	24.31	123.37	14.68	123.37	25.63	$0.00	0.00%	0.00%	$83	11.90	0.11	0.60	5.08	0.57	4.81	5.64
	Minimum	$10.00	$10.41	$0.45	$8.80	20.85	113.58	12.60	113.58	21.99	$0.00	0.00%	0.00%	$83	11.09	0.11	0.60	5.45	0.57	5.16	4.79
All Public Companies(7)																					
	Averages	22.35	475.05	1.02	14.19	17.80	160.85	17.14	175.25	19.75	0.47	2.17	35.89	2,968	10.74	0.55	0.82	8.71	0.71	7.21	
	Medians	—	—	—	—	16.55	150.46	15.23	164.15	18.09	—	—	—	—	—	—	—	—	—	—	
Comparable Group Averages																					
	Averages	$19.78	$33.65	$0.48	$9.03	35.73x	218.53	26.02	234.78	37.82x	0.47	2.58	22.67	367	11.85	0.70	0.65	5.30	0.62	4.91	
	Medians	–	–	–	–	38.53x	205.56	24.68	229.29	38.26x	–	–	–	–	–	–	–	–	–	–	
Comparable Group																					
ALLB	Alliance Bank MHC of PA (20.0)	30.05	20.67	0.69	10.18	42.93	295.19	27.02	295.19	43.55	0.36	1.20	10.43	383	9.15	1.42	0.63	6.84	0.63	6.74	
BCSB	BCSB Bankcorp MHC of MD (36.4)	15.26	32.72	0.10	6.84	N.M.	223.10	12.00	239.18	N.M.	0.50	3.28	NM	750	5.38	0.17	0.09	1.47	0.09	1.33	
GOV	Gouverneur Bcp MHC of NY(42.5)	13.25	12.87	0.35	7.82	36.81	169.44	30.86	169.44	37.86	0.26	1.96	31.60	98	18.21	0.86	0.88	4.64	0.85	4.51	
GCBC	Green Co Bcrp MHC of NY (43.9)	30.94	27.91	1.42	14.52	21.79	213.09	22.33	213.09	21.79	0.84	2.71	25.98	285	10.48	NA	1.08	9.89	1.08	9.89	
JXSB	Jcksnville Bcp MHC of IL(46.8)	15.82	14.44	0.25	9.86	45.20	160.45	11.62	190.60	N.M.	0.30	1.90	NM	266	7.24	1.05	0.26	3.38	0.18	2.42	
ONFC	Oneida Fincl MHC of NY (42.4)	11.00	34.96	0.34	6.52	27.50	168.71	19.12	232.07	32.35	0.38	3.45	NM	431	11.33	0.17	0.70	5.98	0.59	5.08	
PBHC	Pathfinder BC MHC of NY (35.3)	16.07	13.90	0.42	8.61	26.34	186.64	13.12	238.43	38.26	0.40	2.49	NM	300	7.03	1.11	0.51	6.92	0.35	4.76	
ROME	Rome Bncp Inc MHC of NY (38.5)	29.00	47.27	0.45	8.40	N.M.	345.24	46.27	345.24	N.M.	0.60	2.07	NM	265	13.40	0.52	0.58	4.22	0.73	5.28	
WCFB	Wbstr Cty Fed MHC of IA (39.0)	13.50	19.87	0.30	5.99	45.00	225.38	48.60	226.51	45.00	0.68	5.04	NM	105	21.56	NA	1.07	5.00	1.07	5.00	
WFD	Westfield Finl MHC of MA(46.5)	22.95	111.93	0.50	11.59	40.26	198.02	29.24	198.02	45.90	0.40	1.74	NM	789	14.76	0.33	0.72	4.65	0.63	4.08	

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of September 10, 2004
2	Pro Forma Analysis Sheet – Fully Converted Basis
3	Pro Forma Effect of Conversion Proceeds – Fully Converted Basis
4	Pro Forma Analysis Sheet – Minority Stock Offering
5	Pro Forma Effect of Stock Proceeds – Minority Stock Offering
6	Firm Qualification Statement

EXHIBIT 1

Stock Prices
As of September 10, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(149)	22.28	16,310	482.2	25.24	18.65	22.05	0.95	12.30	-0.47	1.29	1.06	14.96	13.74	167.06
NYSE Traded Companies(11)	41.45	79,529	3,376.7	44.68	32.45	40.83	1.85	24.62	6.26	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	22.66	3,941	78.1	25.16	18.24	22.22	2.07	18.59	2.72	1.21	0.99	15.28	15.10	182.20
NASDAQ Listed OTC Companies(129)	20.41	10,969	227.7	23.37	17.34	20.23	0.79	10.73	-1.32	1.11	0.93	14.36	13.08	153.94
California Companies(13)	37.14	34,557	2,140.0	39.55	28.36	36.66	1.17	28.28	11.37	2.59	1.99	19.29	18.54	257.37
Florida Companies(7)	24.90	20,412	510.5	26.67	18.73	24.63	1.08	25.91	10.99	1.25	1.21	10.91	10.49	152.30
Mid-Atlantic Companies(33)	20.59	27,161	627.0	24.29	17.76	20.35	1.57	9.55	-6.25	1.06	0.88	13.02	11.47	164.27
Mid-West Companies(68)	20.28	7,636	160.9	23.45	17.53	20.14	0.46	7.44	-2.10	1.25	1.05	15.44	14.38	156.55
New England Companies(4)	27.83	39,969	597.8	30.63	21.04	27.54	1.13	33.13	12.26	1.43	1.25	17.82	14.26	195.88
North-West Companies(6)	25.23	20,191	540.5	26.35	21.01	24.90	1.04	23.52	3.21	1.35	1.25	16.79	14.04	154.48
South-East Companies(14)	19.21	8,202	129.4	21.82	16.73	18.88	1.37	6.62	-3.72	0.83	0.56	14.26	13.74	134.31
South-West Companies(3)	15.46	11,226	191.0	17.72	13.23	15.12	1.90	15.45	-6.51	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	12.06	6,520	78.6	13.90	8.00	11.97	0.75	31.95	30.38	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(140)	22.16	13,465	422.5	25.23	18.61	21.94	0.93	11.82	-0.66	1.26	1.04	15.05	13.91	166.20
Mortgage Banker Strategy(7)	26.11	77,120	1,788.9	27.01	20.47	25.46	2.50	23.98	4.02	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	13.96	7,026	98.1	16.34	11.65	14.80	-5.68	2.42	-4.71	1.07	0.45	8.86	8.86	105.55
Companies Issuing Dividends(135)	22.43	16,641	495.0	25.46	18.88	22.20	0.93	11.80	-1.00	1.30	1.09	15.16	13.99	164.63
Companies Without Dividends(14)	20.51	12,270	325.8	22.53	15.74	20.15	1.21	18.40	6.00	1.15	0.76	12.51	10.72	196.59
Equity/Assets <6%(13)	18.21	11,783	272.2	20.81	14.77	18.03	0.99	12.50	2.62	1.25	0.77	11.22	10.41	216.31
Equity/Assets 6-12%(101)	24.52	16,792	582.4	27.66	20.46	24.21	1.19	11.30	-0.88	1.50	1.25	15.70	14.42	184.74
Equity/Assets >12%(35)	17.42	16,678	275.7	19.99	14.93	17.39	0.23	15.11	-0.51	0.69	0.63	14.28	13.10	97.20
Converted Last 3 Mths (no MHC)(1)	10.15	27,743	281.6	21.27	9.35	9.95	2.01	-8.56	-41.77	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	37.06	73,024	3,254.5	39.80	30.01	36.77	0.93	17.59	2.98	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(12)	13.33	1,460	15.7	16.19	11.78	13.11	0.80	1.76	-8.64	0.59	0.11	11.79	11.00	149.86
Holding Company Structure(147)	22.36	16,379	485.2	25.34	18.72	22.13	0.90	12.21	-0.69	1.29	1.06	15.03	13.80	167.84
Assets Over $1 Billion(52)	26.66	39,303	1,222.6	29.29	21.49	26.11	2.32	18.37	3.01	1.65	1.37	14.94	13.07	185.21
Assets $500 Million-$1 Billion(35)	21.62	4,755	93.2	24.54	18.32	21.57	0.15	11.50	-3.05	1.21	0.95	14.96	13.81	179.65
Assets $250-$500 Million(31)	19.65	2,826	49.5	23.01	17.36	19.60	0.33	4.70	-1.97	1.24	1.13	15.70	14.69	162.82
Assets less than $250 Million(31)	17.57	1,494	25.0	20.80	15.05	17.51	0.04	9.43	-2.20	0.75	0.58	14.29	14.00	121.61
Goodwill Companies(99)	22.59	19,798	477.3	25.38	18.73	22.26	1.41	14.16	-0.19	1.26	1.02	14.91	13.12	169.04
Non-Goodwill Companies(50)	21.61	8,836	492.5	24.93	18.47	21.60	-0.04	8.31	-1.08	1.34	1.16	15.08	15.08	162.81
Acquirors of FSLIC Cases(6)	46.76	60,436	4,241.4	49.21	37.68	46.67	0.47	18.36	7.80	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(23)	23.69	31,705	614.6	26.76	19.41	23.51	0.79	11.03	-0.09	1.33	1.26	13.74	12.81	147.24
NYSE Traded Companies(3)	19.60	162,279	3,382.8	28.56	16.77	19.91	-1.54	-10.55	-15.61	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	29.15	4,198	139.1	29.85	23.94	28.78	0.90	18.92	3.67	1.63	1.41	17.85	17.20	212.96
NASDAQ Listed OTC Companies(18)	23.50	16,981	287.1	26.07	19.14	23.27	1.10	12.99	1.59	1.34	1.25	13.32	12.80	147.28
Mid-Atlantic Companies(9)	19.87	77,643	1,489.2	24.56	16.55	19.68	1.04	3.88	-7.80	1.20	1.17	11.24	9.30	115.54
New England Companies(10)	28.10	9,575	196.1	30.49	23.05	27.87	0.92	12.89	2.91	1.51	1.42	16.75	16.20	180.04
North-West Companies(3)	22.10	7,790	166.1	24.51	16.75	21.97	0.61	29.86	11.26	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	10.07	3,068	30.9	10.95	9.13	10.24	-1.66	-0.40	-3.54	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(22)	23.69	31,705	614.6	26.76	19.41	23.51	0.79	11.03	-0.09	1.33	1.26	13.74	12.81	147.24
Companies Issuing Dividends(23)	23.69	31,705	614.6	26.76	19.41	23.51	0.79	11.03	-0.09	1.33	1.26	13.74	12.81	147.24
Equity/Assets <6%(1)	24.50	5,277	129.3	26.45	17.35	24.35	0.62	40.40	10.01	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(16)	27.60	7,702	169.7	30.23	22.54	27.29	1.28	15.14	1.54	1.65	1.52	15.84	15.19	189.17
Equity/Assets >12%(6)	16.39	80,115	1,511.1	20.46	14.01	16.43	-0.10	-1.40	-4.76	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	30.14	4,550	118.2	34.03	25.00	30.06	0.35	7.21	0.48	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(20)	22.33	37,698	726.9	25.49	18.36	22.21	0.48	9.58	-2.43	1.19	1.17	13.31	12.24	133.78
Assets Over $1 Billion(9)	20.54	75,674	1,438.6	24.21	16.98	20.35	0.92	6.04	-6.05	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(9)	29.04	4,350	114.9	32.37	24.03	28.97	0.26	13.08	-0.56	1.73	1.55	16.96	16.39	203.98
Assets $250-$500 Million(3)	25.14	2,696	59.2	26.85	20.23	24.77	1.33	12.78	10.82	1.86	1.90	15.93	15.70	199.92
Assets less than $250 Million(2)	14.53	2,560	34.9	15.98	10.90	14.18	1.60	19.57	11.49	0.62	0.42	8.49	8.47	85.32
Goodwill Companies(16)	24.17	38,221	753.2	27.90	19.87	23.92	1.11	10.11	-2.09	1.35	1.22	14.23	12.95	154.47
Non-Goodwill Companies(7)	22.45	14,761	254.3	23.79	18.21	22.43	-0.05	13.42	5.11	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	19.36	16,236	126.5	23.63	16.04	19.42	-0.54	13.74	3.20	0.44	0.43	9.12	8.62	77.25
BIF-Insured Thrifts(5)	27.62	59,519	761.3	31.86	20.90	27.32	1.07	21.60	6.04	0.92	0.62	9.56	8.95	95.44
AMEX Traded Companies(2)	18.10	6,170	62.4	19.75	13.73	17.84	1.29	14.65	4.92	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(17)	21.94	30,151	320.7	26.51	17.74	21.93	-0.29	15.94	3.83	0.58	0.49	9.19	8.59	84.54
California Companies(1)	13.65	14,549	77.6	14.00	10.47	13.45	1.49	36.50	36.50	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	21.39	29,349	304.6	26.91	17.76	21.60	-1.28	9.52	-3.78	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.53	18,707	169.7	20.82	14.96	17.49	0.35	13.87	4.77	0.29	0.31	9.14	8.82	68.14
New England Companies(2)	28.96	51,879	738.3	30.96	18.32	28.38	2.04	41.30	28.87	1.23	0.58	11.97	11.37	96.13
South-East Companies(1)	35.96	19,571	128.4	41.00	29.56	34.85	3.19	16.72	-5.37	0.39	0.27	13.34	13.03	54.56
Thrift Strategy(18)	20.79	23,956	234.0	25.21	17.18	20.79	-0.24	12.53	0.77	0.49	0.47	9.07	8.57	80.27
Diversified Strategy(1)	34.97	93,700	1,364.7	36.42	19.82	34.27	2.04	74.85	61.15	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	22.51	29,790	322.2	27.21	18.09	22.47	-0.17	13.83	0.57	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(2)	13.27	9,235	50.2	13.75	10.74	13.23	0.28	32.65	32.65	0.32	0.33	7.47	7.47	48.95
Equity/Assets <6%(1)	15.26	5,899	32.7	22.68	13.15	15.64	-2.43	-6.09	-17.74	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(10)	24.35	43,472	498.9	29.22	19.16	24.43	-0.60	18.07	4.13	0.81	0.64	9.82	8.89	107.76
Equity/Assets >12%(8)	18.80	10,536	69.5	21.91	15.53	18.56	0.77	15.71	6.42	0.32	0.33	8.81	8.77	44.24
Holding Company Structure(16)	21.79	24,133	248.2	26.59	18.01	21.81	-0.41	10.61	-2.62	0.54	0.51	9.43	8.86	84.79
Assets Over $1 Billion(5)	32.38	84,472	985.5	36.81	24.78	32.17	0.42	31.09	8.69	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(4)	15.95	15,259	96.5	19.11	12.73	15.86	0.47	14.36	8.66	0.24	0.23	7.71	7.60	73.49
Assets $250-$500 Million(7)	20.54	4,505	29.7	26.41	17.29	20.65	-0.84	3.58	-5.94	0.55	0.53	9.40	8.66	93.83
Assets less than $250 Million(3)	13.21	3,325	18.5	14.92	11.05	13.23	-0.13	20.80	12.83	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(8)	20.49	22,849	254.0	25.33	15.91	20.44	-0.57	10.75	-1.27	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	22.29	31,101	322.3	26.13	18.34	22.27	0.21	19.49	7.74	0.52	0.53	9.24	9.24	72.61
MHC Institutions(19)	21.53	27,626	293.5	25.80	17.32	21.50	-0.12	15.81	3.95	0.57	0.48	9.24	8.71	82.04
MHC Converted Last 3 Months(1)	12.88	3,920	22.7	13.50	11.00	13.00	-0.92	28.80	28.80	0.48	0.48	9.08	9.08	34.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	36.79	76,824	2,826.4	42.55	30.77	36.38	1.13	15.58	-1.10	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	18.91	59,779	1,130.4	19.75	13.70	18.17	4.07	29.25	-0.47	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	27.99	39,871	1,116.0	28.48	23.79	27.75	0.86	15.52	4.79	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	55.03	27,968	1,539.1	56.22	43.50	54.46	1.05	26.51	11.62	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	48.30	16,406	792.4	49.05	38.16	46.43	4.03	17.52	11.03	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	22.00	61,141	1,345.1	28.11	18.00	21.71	1.34	11.39	2.71	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	107.88	152,749	16,478.6	116.91	84.90	108.41	-0.49	27.22	4.55	7.79	7.75	42.98	42.98	609.88
GPT	GreenPoint Fin. Corp. of NY(8)*	45.01	131,886	5,936.2	47.30	28.85	44.74	0.60	48.84	27.43	3.42	1.09	14.88	11.89	196.80
NDE	IndyMac Bancorp, Inc. of CA	34.95	61,099	2,135.4	37.44	22.50	34.75	0.58	55.75	17.32	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	21.58	264,493	5,707.8	35.57	17.62	22.00	-1.91	-7.38	-24.39	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	38.90	16,785	652.9	40.95	30.24	37.35	4.15	28.85	7.22	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.61	60,065	1,057.7	21.55	15.91	17.82	-1.18	-13.72	-6.83	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	22.23	310,365	6,899.4	25.20	17.78	22.21	0.09	21.81	-6.40	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	42.98	51,833	2,227.8	46.80	33.62	41.50	3.57	21.41	17.59	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	39.14	5,871	229.8	39.20	31.30	38.35	2.06	23.86	8.12	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	41.56	4,540	188.7	43.00	29.20	41.66	-0.24	38.03	19.08	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	18.55	2,291	42.5	26.50	17.15	18.30	1.37	6.92	-26.97	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.01	4,653	116.4	28.49	20.50	25.50	-1.92	22.00	4.64	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	8.22	6,662	54.8	8.40	6.90	8.17	0.61	13.69	2.75	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	13.25	2,283	12.9	14.00	10.65	13.18	0.53	21.56	13.25	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.15	2,525	48.4	20.50	16.57	19.20	-0.26	13.99	-0.78	1.50	1.15	14.90	14.59	205.16
SZB	SouthFirst Bancshares of AL	16.05	719	11.5	18.75	14.90	16.05	0.00	7.00	-7.23	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	39.35	2,279	89.7	41.50	34.00	37.00	6.35	14.09	8.46	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	11.85	7,308	86.6	12.00	8.75	10.98	7.92	24.74	28.11	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	22.95	10,057	111.9	25.50	16.81	22.49	2.05	7.75	-3.41	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	21.45	4,606	98.8	22.00	12.70	20.60	4.13	65.00	62.99	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	39.60	3,673	145.5	40.50	25.45	39.55	0.13	41.68	9.24	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.45	1,223	23.8	25.00	17.32	19.24	1.09	-1.52	-14.58	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	15.01	975	14.6	19.36	13.12	15.01	0.00	0.07	4.60	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	22.96	1,668	38.3	29.24	19.72	22.50	2.04	19.27	1.77	1.21	1.19	10.39	10.39	97.53
AABC	Access Anytime Bancorp of NM	13.70	1,227	16.8	14.74	12.13	14.05	-2.49	12.20	-3.59	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.71	1,398	35.9	26.56	16.54	25.70	0.04	50.62	41.03	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	30.05	3,441	20.7	40.50	22.35	29.96	0.30	32.09	7.32	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	17.15	3,149	54.0	18.00	14.07	16.97	1.06	10.22	18.28	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	26.32	22,998	605.3	27.13	22.70	25.74	2.25	8.99	5.70	1.91	1.29	13.38	12.47	166.96
ALFC	Atlantic Liberty Fincl of NY	18.58	1,681	31.2	20.90	16.48	18.52	0.32	3.51	-4.96	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	15.26	5,899	32.7	22.68	13.15	15.64	-2.43	-6.09	-17.74	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	11.97	78,232	936.4	12.60	9.65	11.60	3.19	13.78	5.09	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	28.60	30,006	858.2	30.25	20.75	28.35	0.88	30.30	10.90	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.80	3,406	19.8	7.00	4.85	5.68	2.11	16.00	-7.05	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.10	1,500	18.2	15.00	11.01	12.46	-2.89	-3.59	-6.92	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.89	59,074	938.7	16.25	13.75	15.85	0.25	4.20	3.59	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.60	12,291	167.2	15.20	12.44	13.53	0.52	-2.79	-8.11	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	17.00	1,470	25.0	20.00	12.00	17.00	0.00	37.32	1.49	1.14	1.14	10.73	9.99	103.31
CAFI	Camco Fin Corp of Cambridge OH	15.09	7,359	111.0	18.51	12.63	15.28	-1.24	-5.69	-12.93	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	34.55	73,970	742.8	39.58	28.94	34.77	-0.63	18.81	-4.21	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	32.50	1,665	54.1	38.00	26.00	32.45	0.15	-6.20	-10.98	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	12.40	2,039	25.3	18.00	11.25	12.90	-3.88	-0.16	-22.93	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	35.96	19,571	128.4	41.00	29.56	34.85	3.19	16.72	-5.37	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.09	3,876	120.5	31.25	22.36	31.11	-0.06	37.02	30.91	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.90	9,919	48.7	13.75	10.17	10.95	-0.46	9.00	9.00	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	22.12	8,290	183.4	24.47	20.53	21.23	4.19	7.64	-2.98	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	23.10	1,499	34.6	28.50	20.00	24.50	-5.71	-5.33	-9.41	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.94	7,522	97.3	15.25	12.40	13.25	-2.34	-10.88	-7.24	0.36	0.20	11.36	10.34	65.76
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.93	30,530	163.9	14.25	10.50	11.84	0.76	19.30	19.30	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.40	15,856	228.3	15.82	10.89	13.75	4.73	26.65	-1.37	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	22.34	53,126	1,186.8	24.25	10.70	22.38	-0.18	97.18	39.10	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
CFFC Community Fin. Corp. of VA	18.72	2,079	38.9	24.70	17.31	18.80	-0.43	6.91	-5.22	1.62	1.62	14.03	14.02	170.87
CIBI Community Inv. Bncp, Inc of OH	13.67	1,097	15.0	17.00	13.00	14.27	-4.20	3.95	-8.68	0.80	0.73	12.21	12.21	110.80
DCOM Dime Community Bancshars of NY*	17.36	37,304	647.6	21.51	15.33	17.06	1.76	12.73	-15.36	1.33	1.27	7.22	5.72	93.01
DFBS Dutchfork Bancshares Inc of SC(8)	40.09	1,126	45.1	43.25	35.40	40.72	-1.55	14.54	4.13	1.24	1.81	27.48	27.48	180.19
ESBF ESB Financial Corp. of PA	13.78	10,717	147.7	16.89	10.63	13.06	5.51	-6.32	-14.41	0.87	0.76	8.31	7.61	127.07
ESBK Elmira Svgs Bank, FSB of NY*	30.47	1,084	33.0	33.35	25.45	29.84	2.11	9.02	7.25	2.30	1.79	18.63	18.16	289.26
EVRT Evertrust Fin. Grp, Inc. of WA(8)*	25.44	6,893	175.4	30.44	15.95	25.43	0.04	41.33	20.86	1.23	1.17	13.23	13.23	111.57
FFDF FFD Financial Corp of Dover OH	14.00	1,207	16.9	16.50	13.00	14.00	0.00	-6.04	-5.08	0.70	0.35	14.18	14.18	113.18
FFLC FFLC Bancorp of Leesburg FL	26.74	5,405	144.5	30.95	24.26	27.01	-1.00	-9.14	-6.99	1.68	1.58	14.89	14.89	187.05
FFWC FFW Corporation of Wabash IN	21.05	1,285	27.0	26.12	20.14	22.00	-4.32	0.24	-4.32	1.92	1.52	18.87	18.11	186.09
FMCO FMS Fin Corp. of Burlington NJ	17.77	6,501	115.5	20.50	15.06	16.34	8.75	3.01	-1.28	1.11	1.11	10.05	9.60	190.77
FFHH FSF Financial Corp. of MN(8)	34.80	2,386	83.0	35.00	28.01	34.80	0.00	10.79	14.10	1.82	0.77	21.64	19.63	214.09
FSBI Fidelity Bancorp, Inc. of PA	22.00	2,668	58.7	24.35	19.75	21.99	0.05	1.52	-6.34	1.68	1.45	14.94	13.86	238.29
FFFL Fidelity Bankshares, Inc of FL	38.09	15,130	576.3	38.80	25.90	37.69	1.06	45.94	21.31	1.27	1.32	12.50	12.36	224.89
FFED Fidelity Fed. Bancorp of IN(8)	1.60	11,000	17.6	2.55	1.32	1.54	3.90	3.23	1.27	0.02	-0.01	1.42	1.42	17.52
FBTC First BancTrust Corp of IL	11.87	2,500	29.7	13.75	11.05	12.50	-5.04	5.04	-2.14	0.61	0.44	10.30	10.30	88.49
FBEI First Bancorp of Indiana of IN	20.70	1,624	33.6	23.40	19.05	20.70	0.00	2.37	3.14	0.87	0.43	18.83	17.57	145.78
FBSI First Bancshares, Inc. of MO	20.00	1,658	33.2	22.15	17.05	20.24	-1.19	18.69	-4.76	1.35	1.27	16.71	16.41	161.76
FCAP First Capital, Inc. of IN	20.56	2,817	57.9	25.00	19.00	20.56	0.00	-3.20	-2.10	1.24	1.25	15.57	13.45	148.33
FCFL First Community Bk Corp of FL	21.65	2,115	45.8	26.19	14.30	21.99	-1.55	49.31	41.50	0.82	0.76	10.65	10.45	101.69
FDEF First Defiance Fin. Corp of OH	26.52	6,318	167.6	30.65	22.01	26.10	1.61	7.15	2.39	1.92	1.37	19.70	16.64	169.86
FFFS First Fed Serv MHC of IL(45.0)	12.88	3,920	22.7	13.50	11.00	13.00	-0.92	28.80	28.80	0.48	0.48	9.08	9.08	34.47
FFBH First Fed. Bancshares of AR	21.24	5,195	110.3	21.50	17.58	20.71	2.56	21.03	3.61	1.40	1.26	14.35	14.35	137.18
FTFC First Fed. Capital Corp. of WI(8)	29.99	22,517	675.3	30.40	19.76	29.67	1.08	45.58	32.93	1.62	0.70	12.63	8.62	163.64
FFBI First Federal Bancshares of IL	20.42	1,310	26.8	36.00	20.10	20.40	0.10	-36.19	-41.99	1.71	1.65	16.43	15.21	234.90
FFSX First Federal Bankshares of IA	23.01	3,740	86.1	25.24	20.00	22.87	0.61	3.14	-6.69	1.49	1.26	19.34	14.32	169.32
FFBZ First Federal Bncrp, Inc of OH(8)	13.12	3,286	43.1	15.00	8.01	13.10	0.15	62.38	44.65	0.56	0.48	6.97	6.97	78.57
FFCH First Fin. Holdings Inc. of SC	30.75	12,382	380.7	33.14	25.75	30.60	0.49	5.42	-1.66	2.03	1.81	13.18	11.36	198.02
FFHS First Franklin Corp. of OH	21.00	1,646	34.6	21.48	15.26	20.35	3.19	16.02	16.86	0.69	0.41	14.32	14.32	165.72
FKFS First Keystone Fin., Inc of PA	21.40	1,926	41.2	29.00	21.40	22.30	-4.04	-12.51	-21.61	1.35	0.70	14.63	14.63	293.33
CASH First Midwest Fin., Inc. of IA	21.50	2,497	53.7	24.75	20.26	21.00	2.38	1.18	-0.46	1.70	1.92	17.95	16.59	303.38
FMSB First Mutual Bncshrs Inc of WA*	24.50	5,277	129.3	26.45	17.35	24.35	0.62	40.40	10.01	1.66	1.47	10.38	10.38	182.62
FNFG First Niagara Fin. Group of NY*	13.49	83,686	1,128.9	15.90	11.49	13.06	3.29	-10.42	-9.89	0.43	0.42	8.70	7.33	42.89
FNFI First Niles Fin., Inc. of OH	18.40	1,376	25.3	19.50	15.60	18.50	-0.54	15.00	3.66	0.76	0.64	11.19	11.19	70.69
FPTB First PacTrust Bancorp of CA	24.15	4,696	113.4	24.36	19.53	23.83	1.34	20.15	8.20	1.01	1.00	16.66	16.66	141.61
FPFC First Place Fin. Corp. of OH	19.79	15,141	299.6	20.28	16.44	18.57	6.57	14.99	1.33	0.93	0.64	14.74	9.83	148.41
FBNW FirstBank NW Corp. of WA	28.65	2,965	84.9	31.05	24.50	28.25	1.42	2.87	-5.60	1.73	1.30	23.50	16.48	247.10
FFIC Flushing Fin. Corp. of NY*	18.72	19,228	359.9	19.50	13.49	18.32	2.18	33.05	2.41	1.18	1.17	7.80	7.59	105.47
FKKY Frankfort First Bancorp of KY(8)	24.00	1,267	30.4	26.36	19.79	23.86	0.59	20.85	15.38	0.80	0.80	13.95	13.95	108.90
FBTX Franklin Bank Corp of TX	17.21	21,225	365.3	20.70	14.33	16.19	6.30	18.69	-9.42	0.59	0.50	11.98	9.15	144.65
GUPB GFSB Bancorp, Inc of Gallup NM(8)	19.65	1,146	22.5	25.98	17.00	19.85	-1.01	14.24	-10.23	1.42	1.39	16.18	16.18	208.47
GSLA GS Financial Corp. of LA	18.41	1,299	23.9	20.00	17.73	18.72	-1.66	-1.81	-5.30	0.40	0.19	21.86	21.86	161.27
GTPS Great American Bancorp of IL	28.91	735	21.2	36.75	23.00	25.60	12.93	-12.79	-17.42	1.67	1.57	23.09	22.43	213.96
PEDE Great Pee Dee Bancorp of SC	15.50	1,812	28.1	18.10	15.05	15.50	0.00	-6.06	-11.93	0.68	0.62	14.60	14.00	86.60
GAFC Greater Atlant. Fin Corp of VA	6.12	3,012	18.4	8.31	5.78	6.01	1.83	-16.51	-24.91	-0.04	-3.12	6.38	5.96	167.48
GCBC Green Co Bcrp MHC of NY (43.9)	30.94	2,054	27.9	36.00	27.75	31.60	-2.09	9.68	-6.81	1.42	1.42	14.52	14.52	138.55
HFFC HF Financial Corp. of SD	16.27	3,533	57.5	18.25	14.05	16.07	1.24	0.25	-0.49	1.13	0.85	14.37	12.97	233.01
HMNF HMN Financial, Inc. of MN	26.99	4,457	120.3	28.19	20.00	26.80	0.71	29.45	11.12	2.20	1.66	18.20	17.26	205.09
HARB Harbor Florida Bancshrs of FL	32.10	23,788	763.6	32.34	25.29	31.02	3.48	22.01	7.94	1.66	1.52	11.68	11.51	108.97
HARL Harleysville Svgs Fin Cp of PA	29.00	2,292	66.5	34.50	25.51	28.64	1.26	11.97	-3.01	2.06	1.91	18.88	18.88	308.86
HWFG Harrington West Fncl Grp of CA	16.90	5,269	89.0	18.00	12.08	16.30	3.68	32.97	22.20	1.53	1.46	9.29	8.35	199.36
HIFS Hingham Inst. for Sav. of MA*	42.00	2,081	87.4	44.97	35.82	42.00	0.00	6.36	1.11	2.80	2.77	20.26	20.26	252.79
HCFC Home City Fin. Corp. of OH	15.54	824	12.8	18.25	13.99	15.31	1.50	10.21	-9.91	0.79	0.78	15.03	14.67	185.99
HWEN Home Financial Bancorp of IN	5.75	1,356	7.8	6.40	4.79	5.75	0.00	8.90	-8.87	0.24	0.33	5.21	5.21	44.04
HLFC Home Loan Financial Corp of OH	19.68	1,691	33.3	21.39	16.35	19.51	0.87	20.37	2.23	1.12	1.11	13.46	13.46	93.15
HFBC HopFed Bancorp, Inc. of KY	16.24	3,637	59.1	18.50	16.00	16.49	-1.52	-0.06	-5.80	1.09	0.98	12.75	11.20	160.10
HRZB Horizon Financial Corp. of WA*	19.70	10,303	203.0	22.56	16.14	19.58	0.61	19.32	12.51	1.24	1.06	10.44	10.39	85.17
HCBK Hudson Cty Bcp MHC of NJ(34.5)*	35.13	187,157	2,268.7	40.38	29.03	35.04	0.26	20.31	-7.99	1.16	1.10	6.88	6.88	99.76
HRBT Hudson River Bancorp Inc of NY(8)	19.11	30,430	581.5	21.44	15.55	18.52	3.19	16.67	-2.10	1.08	1.08	9.36	7.06	85.76
ICBC Independence Comm Bnk Cp of NY	40.49	83,392	3,376.5	41.58	33.78	40.13	0.90	20.11	12.57	1.99	1.98	25.78	11.28	216.06
IFSB Independence FSB of DC(8)	20.56	1,552	31.9	25.49	17.50	20.56	0.00	17.15	-11.61	-0.15	-1.58	12.88	12.88	129.78
JXSB Jcksnville Bcp MHC of IL(46.8)	15.82	1,952	14.4	20.00	13.20	15.25	3.74	0.70	-6.17	0.35	0.25	9.86	8.30	136.17
JFBI Jefferson Bancshares Inc of TN	13.25	8,386	111.1	15.09	11.30	13.09	1.22	-0.45	-3.99	0.15	0.46	11.26	11.26	36.76
KFED K-Fed Bancorp of CA MHC (39.1)	13.65	14,549	77.6	14.00	10.47	13.45	1.49	36.50	36.50	0.16	0.17	5.86	5.86	63.42
KNBT KNBT Bancorp, Inc. of PA	16.78	28,854	484.2	17.99	14.17	16.76	0.12	67.80	-4.55	-0.33	0.34	13.79	12.21	71.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
LSBX	LSB Corp of No. Andover MA*	19.80	4,307	85.3	20.35	15.00	19.69	0.56	16.54	14.38	1.41	2.01	13.23	13.23	110.58
LSBI	LSB Fin. Corp. of Lafayette IN	23.97	1,363	32.7	28.00	22.00	23.55	1.78	-2.52	-12.84	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	23.80	1,929	45.9	25.98	19.13	22.00	8.18	18.64	-3.84	0.94	0.92	14.27	12.32	156.17
LNCB	Lincoln Bancorp of IN	18.70	4,430	82.8	21.52	16.12	18.44	1.41	-2.86	-6.27	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	43.79	32,668	1,430.5	44.95	37.29	42.46	3.13	16.15	4.51	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	30.12	1,329	40.0	35.00	26.97	28.56	5.46	12.14	-1.12	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	36.72	4,393	161.3	44.27	32.05	36.57	0.41	0.05	-14.62	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	12.06	6,520	78.6	13.90	8.00	11.97	0.75	31.95	30.38	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.99	2,052	39.0	21.00	12.67	18.11	4.86	39.53	26.52	0.94	0.54	8.70	8.65	101.66
MCBF	Monarch Community Bncrp of MI	14.02	2,710	38.0	17.21	12.57	14.25	-1.61	-6.16	-12.97	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.21	4,949	114.9	29.21	20.94	23.00	0.91	-9.37	-7.57	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	40.28	1,570	63.2	40.55	23.50	40.10	0.45	70.75	33.25	1.02	0.51	17.65	17.65	272.88
NASB	NASB Fin, Inc. of Grandview MO	37.97	8,458	321.2	44.50	33.08	36.21	4.86	8.49	-9.40	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	30.00	2,075	62.3	35.67	24.75	29.32	2.32	18.81	-11.37	2.89	2.09	19.75	13.90	291.52
NTBK	NetBank, Inc. of Alpharetta GA	11.06	46,673	516.2	14.83	9.83	10.89	1.56	-8.44	-17.15	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	13.89	114,159	1,585.7	15.72	12.92	13.76	0.94	38.90	38.90	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	28.72	4,208	120.9	29.85	24.27	28.64	0.28	17.66	-1.14	1.89	1.83	12.64	10.60	173.66
FFFD	North Central Bancshares of IA	38.25	1,563	59.8	39.25	34.90	37.99	0.68	5.72	3.83	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.28	1,468	31.2	22.93	18.12	21.28	0.00	2.50	1.14	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	16.80	4,172	70.1	20.00	16.00	17.17	-2.15	2.75	-12.55	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	21.31	47,960	423.0	26.67	16.56	21.91	-2.74	24.77	-0.14	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	24.54	13,244	325.0	28.00	21.30	22.81	7.58	-4.14	-9.61	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	11.00	7,488	35.0	17.65	8.74	12.00	-8.33	-31.51	-25.37	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	21.50	1,474	31.7	22.86	17.59	21.91	-1.87	22.09	9.41	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.85	2,903	77.9	26.95	17.60	26.67	0.67	45.53	24.88	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	13.96	7,026	98.1	16.34	11.65	14.80	-5.68	2.42	-4.71	1.07	0.45	8.86	8.86	105.55
PPBI	Pacific Premier Bncrp of CA(8)	11.00	5,255	57.8	15.25	6.71	11.05	-0.45	56.03	-0.81	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	22.66	4,975	112.7	29.60	19.45	22.89	-1.00	10.92	-10.61	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	30.62	1,145	35.1	35.05	26.58	31.60	-3.10	13.20	5.37	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	26.35	5,581	147.1	30.73	24.63	25.75	2.33	3.33	-1.86	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	10.15	27,743	281.6	21.27	9.35	9.95	2.01	-8.56	-41.77	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	16.07	2,448	13.9	21.00	14.77	16.08	-0.06	-5.47	-12.95	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	31.30	6,788	212.5	36.95	27.80	30.42	2.89	7.56	-6.57	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	21.51	3,371	72.5	28.00	21.50	22.52	-4.48	-12.02	-10.37	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	34.97	93,700	1,364.7	36.42	19.82	34.27	2.04	74.85	61.15	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.50	3,899	91.6	24.50	19.83	23.52	-0.09	4.12	4.44	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.45	1,433	22.1	18.50	13.25	15.80	-2.22	13.85	-2.71	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	16.25	4,571	74.3	18.11	13.00	17.24	-5.74	23.57	1.94	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.58	39,638	459.0	12.42	8.04	11.21	3.30	38.52	9.25	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	25.86	7,092	183.4	26.00	19.93	25.02	3.36	29.62	6.95	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	19.14	5,474	104.8	20.44	14.40	18.02	6.22	30.47	13.39	1.03	0.31	7.05	6.95	103.51
RPFG	Ranier Pacific Fin Group of WA	17.91	8,442	151.2	18.35	15.22	18.00	-0.50	79.10	12.50	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN(8)	23.75	1,599	38.0	30.25	19.87	21.85	8.70	20.19	-19.30	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	20.78	4,790	99.5	21.83	18.30	20.59	0.92	12.32	-2.26	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	29.00	4,233	47.3	36.00	24.05	28.70	1.05	10.56	-6.63	0.36	0.45	8.40	8.40	62.68
SVBI	Severn Bancorp, Inc. of MD	34.25	4,159	142.4	37.70	26.05	36.59	-6.40	18.43	7.20	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.13	12,550	177.3	17.35	12.51	14.00	0.93	-9.31	-9.36	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	10.07	3,068	30.9	10.95	9.13	10.24	-1.66	-0.40	-3.54	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.17	2,252	34.2	17.50	13.13	15.21	-0.26	16.33	9.53	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	35.33	22,615	799.0	35.48	24.89	33.85	4.37	38.71	13.56	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.00	2,730	38.2	15.87	11.50	14.00	0.00	16.67	-1.34	0.82	0.50	10.74	8.83	107.72
SYNF	Synergy Financial Group of NJ	10.50	12,452	130.7	11.50	6.98	10.39	1.06	49.57	4.48	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	27.99	2,887	80.8	35.47	26.30	27.45	1.97	-11.42	-18.16	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	21.65	18,286	395.9	25.37	19.77	21.13	2.46	-2.17	-5.71	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	22.98	3,892	89.4	24.95	21.00	22.94	0.17	-4.25	1.28	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	13.07	74,191	969.7	14.25	11.80	12.90	1.32	2.51	-0.61	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	18.00	1,988	35.8	19.60	16.53	17.96	0.22	6.13	3.09	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.70	31,165	364.6	13.99	9.53	11.43	2.36	21.62	2.54	0.69	0.55	7.84	6.65	70.07
UPFCE	United PanAm Fin. Corp of CA	16.29	16,164	263.3	19.64	14.20	17.00	-4.18	-14.22	-2.40	0.97	0.94	6.90	6.90	104.19
UTBI	United Tenn. Bankshares of TN	18.65	1,202	22.4	20.00	13.40	17.90	4.19	34.17	15.27	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	52.11	7,016	365.6	52.55	41.45	50.34	3.52	23.02	16.19	3.47	3.30	25.33	25.17	342.07
WVFC	WVS Financial Corp. of PA	17.80	2,497	44.4	19.98	16.00	17.70	0.56	7.88	1.71	0.97	0.97	11.83	11.83	160.26
WSBI	Warwick Community Bncrp of NY(8)*	32.70	4,499	147.1	35.30	28.17	32.45	0.77	9.92	-4.94	0.22	0.17	15.11	14.60	159.58
WFSL	Washington Federal, Inc. of WA	25.74	78,444	2,019.1	26.44	22.13	25.77	-0.12	12.35	-0.23	1.72	1.72	13.98	13.23	92.86
WAYN	Wayne Savings Bancshares of OH	16.28	3,770	61.4	21.00	13.71	15.95	2.07	16.70	-9.56	0.65	0.62	11.15	10.76	102.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WYPT Waypoint Financial Corp of PA(8)	27.99	33,402	934.9	28.15	18.85	27.97	0.07	48.10	29.05	1.02	0.78	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	3,772	19.9	17.25	11.50	13.50	0.00	12.03	-3.57	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	27.50	1,161	31.9	34.79	22.16	27.15	1.29	2.34	-8.33	2.32	1.14	24.40	24.40	192.38
WGBC Willow Grove Bancorp Inc of PA	16.37	9,884	161.8	18.78	14.85	17.00	-3.71	-0.97	-7.83	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(149)	10.10	9.26	0.81	8.87	5.38	0.68	7.12	0.62	171.95	0.97	17.13	150.68	14.78	165.60	19.29	0.46	2.11	34.10
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	7.84	0.92	12.44	0.41	185.62	0.98	13.53	196.57	14.43	221.54	14.77	0.57	1.69	20.48
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.37	0.64	7.18	0.35	249.21	0.76	15.68	155.01	12.74	156.54	17.19	0.50	2.17	29.77
NASDAQ Listed OTC Companies(129)	10.48	9.58	0.77	8.14	5.15	0.66	6.60	0.66	166.35	0.98	17.63	145.95	14.94	160.67	19.93	0.44	2.15	35.98
California Companies(13)	7.89	7.17	1.10	14.42	6.95	0.81	10.69	0.26	344.79	1.22	14.34	188.07	14.80	189.52	17.73	0.42	1.35	20.36
Florida Companies(7)	7.66	7.33	0.98	11.94	5.19	0.96	11.71	0.34	267.38	0.83	20.39	229.63	17.69	242.17	21.15	0.25	0.96	18.51
Mid-Atlantic Companies(33)	9.22	8.10	0.77	9.09	4.89	0.67	6.77	0.31	214.77	1.06	17.75	156.26	14.77	180.65	19.87	0.46	2.15	38.93
Mid-West Companies(68)	10.59	9.92	0.79	8.03	5.75	0.66	6.62	0.85	126.09	0.90	17.16	134.55	14.01	145.74	19.30	0.50	2.46	39.33
New England Companies(4)	12.55	9.23	0.49	6.87	4.16	0.66	6.93	0.12	437.64	0.91	17.96	149.90	17.20	193.22	21.12	0.62	2.06	41.38
North-West Companies(6)	12.45	11.12	1.01	8.78	5.06	0.94	8.18	0.31	218.24	1.19	15.92	152.54	18.62	186.16	17.24	0.49	2.08	34.06
South-East Companies(14)	12.35	11.90	0.66	6.62	3.88	0.49	4.34	0.75	115.85	0.97	15.31	143.39	16.15	150.48	17.91	0.45	2.28	32.10
South-West Companies(3)	6.95	4.80	0.49	6.27	5.18	0.24	2.86	0.30	109.28	0.44	21.80	124.24	8.89	183.94	34.42	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.31	0.43	10.41	2.55	23.70	0.80	18.84	105.98	4.53	105.98	10.67	0.00	0.00	0.00
Thrift Strategy(140)	10.23	9.42	0.79	8.60	5.29	0.67	6.89	0.63	166.10	0.97	17.31	148.68	14.80	161.52	19.21	0.47	2.16	35.30
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	7.05	0.92	12.18	0.36	289.63	1.07	14.55	190.87	14.49	250.67	18.78	0.28	1.11	14.84
Real Estate Strategy(2)	8.39	8.39	1.06	12.51	7.66	0.44	5.26	1.47	38.75	0.69	13.05	157.56	13.23	157.56	31.02	0.27	1.93	25.23
Companies Issuing Dividends(135)	10.38	9.55	0.82	8.92	5.45	0.70	7.44	0.62	176.13	0.95	16.96	150.10	15.09	163.82	19.22	0.49	2.29	37.11
Companies Without Dividends(14)	6.69	5.76	0.61	8.29	4.56	0.38	3.24	0.64	113.39	1.22	19.32	157.73	11.01	187.04	20.29	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.81	0.64	11.23	6.66	0.37	5.56	0.60	143.08	0.72	15.67	163.07	8.55	174.42	17.34	0.26	1.31	17.91
Equity/Assets 6-12%(101)	8.83	8.14	0.88	9.94	5.85	0.72	8.16	0.65	172.32	1.02	16.72	158.07	13.97	174.98	19.08	0.50	2.15	32.18
Equity/Assets >12%(35)	15.66	14.19	0.67	4.89	3.55	0.67	4.73	0.53	180.95	0.92	19.76	124.92	19.50	134.58	21.32	0.41	2.31	49.82
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	5.91	0.74	5.27	0.24	233.62	0.91	16.92	92.27	12.90	191.87	17.50	0.24	2.36	40.00
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.45	1.16	13.98	0.52	138.51	0.89	15.81	189.07	15.86	233.46	14.78	0.57	2.04	26.67
Market Value Below $20 Million(12)	8.38	7.90	0.43	4.72	4.03	0.15	-0.66	0.83	81.84	0.74	17.24	113.06	9.44	124.85	16.67	0.26	1.73	30.92
Holding Company Structure(147)	10.10	9.25	0.80	8.79	5.35	0.67	7.06	0.62	171.95	0.98	17.19	150.42	14.75	165.45	19.35	0.46	2.11	34.20
Assets Over $1 Billion(52)	9.36	7.96	0.96	11.73	5.81	0.81	9.62	0.52	203.57	1.07	16.41	177.31	16.15	203.65	19.14	0.44	1.79	27.75
Assets $500 Million-$1 Billion(35)	8.91	8.30	0.74	8.37	5.36	0.57	5.68	0.42	210.70	0.92	17.50	148.54	13.10	160.69	20.15	0.48	2.13	37.26
Assets $250-$500 Million(31)	10.86	10.19	0.79	7.82	6.10	0.73	7.15	0.81	129.29	0.93	16.38	128.34	13.67	138.87	17.62	0.46	2.29	37.24
Assets less than $250 Million(31)	12.22	11.97	0.63	5.22	3.92	0.52	4.29	0.89	99.20	0.90	18.92	126.75	15.44	130.22	20.23	0.45	2.51	40.38
Goodwill Companies(99)	9.87	8.64	0.80	8.78	5.17	0.66	6.77	0.54	192.56	1.00	17.30	152.41	14.76	174.47	19.46	0.46	2.09	34.21
Non-Goodwill Companies(50)	10.58	10.58	0.82	9.07	5.85	0.72	7.86	0.79	128.91	0.91	16.79	147.03	14.81	147.03	18.97	0.44	2.15	33.90
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.32	1.18	13.55	0.64	100.43	0.78	16.29	176.99	15.67	188.88	14.57	0.56	2.00	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(23)	11.80	10.87	1.04	10.38	5.46	1.01	9.95	0.13	372.65	1.01	19.48	178.67	20.00	188.31	20.55	0.53	2.35	40.42
NYSE Traded Companies(3)	15.81	11.31	1.32	9.61	4.80	1.60	12.09	0.12	376.55	0.77	22.92	158.70	24.16	133.21	22.20	0.62	3.00	57.38
AMEX Traded Companies(2)	8.34	8.04	0.82	9.37	6.16	0.70	7.93	0.29	274.47	1.11	17.50	158.39	13.53	164.42	20.12	0.42	1.55	25.64
NASDAQ Listed OTC Companies(18)	11.72	11.22	1.03	10.64	5.46	0.98	9.94	0.11	399.59	1.03	19.26	184.42	20.33	195.66	20.34	0.53	2.38	40.06
Mid-Atlantic Companies(9)	12.25	9.89	1.21	11.64	5.72	1.26	11.86	0.17	293.08	0.82	19.89	186.08	21.12	207.03	20.54	0.54	2.67	49.14
New England Companies(10)	12.10	11.83	0.95	9.41	5.34	0.90	8.81	0.12	373.11	1.14	18.31	172.61	20.24	179.89	19.37	0.55	2.03	36.04
North-West Companies(3)	8.97	8.94	1.26	14.44	6.53	1.09	12.61	0.07	768.20	1.31	15.32	212.36	18.27	212.82	17.63	0.44	2.05	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.88	0.41	3.50	0.00	0.00	0.39	34.72	121.47	14.60	121.47	34.72	0.40	3.97	0.00
Thrift Strategy(22)	11.80	10.87	1.04	10.38	5.46	1.01	9.95	0.13	372.65	1.01	19.48	178.67	20.00	188.31	20.55	0.53	2.35	40.42
Companies Issuing Dividends(23)	11.80	10.87	1.04	10.38	5.46	1.01	9.95	0.13	372.65	1.01	19.48	178.67	20.00	188.31	20.55	0.53	2.35	40.42
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.78	0.88	15.11	0.12	768.20	1.11	14.76	236.03	13.42	236.03	16.67	0.36	1.47	21.69
Equity/Assets 6-12%(16)	8.50	8.10	1.00	11.52	6.16	0.95	10.74	0.15	325.13	0.99	17.15	185.45	15.53	198.13	18.23	0.57	2.16	35.81
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	3.97	1.16	7.65	0.11	351.68	1.03	25.56	156.68	29.30	157.16	25.97	0.47	2.85	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.73	1.08	10.02	0.04	486.83	1.17	18.39	164.48	16.95	166.37	19.65	0.65	2.24	40.09
Holding Company Structure(20)	12.62	11.53	1.05	10.01	5.28	1.06	9.99	0.13	358.76	1.01	20.20	175.13	20.95	186.19	21.18	0.51	2.40	41.96
Assets Over $1 Billion(9)	16.21	14.15	1.20	9.94	4.73	1.24	10.38	0.15	297.88	0.93	21.39	185.52	27.46	203.74	21.63	0.47	2.41	48.18
Assets $500 Million-$1 Billion(9)	8.55	8.28	0.97	11.47	6.11	0.87	10.27	0.13	470.31	1.02	17.23	180.64	15.16	188.63	19.63	0.59	2.04	35.03
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	7.33	1.28	12.39	0.13	258.21	1.47	13.65	156.61	14.22	158.72	13.44	0.64	2.56	34.96
Assets less than $250 Million(2)	10.29	10.26	0.66	7.19	3.91	0.47	4.87	0.04	0.00	0.79	27.46	169.87	16.64	170.50	34.72	0.40	3.04	42.55
Goodwill Companies(16)	10.59	9.31	1.05	10.63	5.62	0.99	9.86	0.16	302.09	0.96	19.44	180.32	18.40	194.11	21.03	0.55	2.34	43.27
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.05	1.08	10.20	0.06	690.15	1.13	19.63	174.39	24.16	174.39	19.10	0.47	2.38	28.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.52	14.97	0.63	4.65	2.23	0.64	4.56	0.48	190.46	0.82	24.10	206.60	30.78	220.76	25.74	0.51	2.37	38.09
BIF-Insured Thrifts(5)	10.59	10.07	0.93	9.74	3.24	0.69	7.05	0.49	136.16	0.88	25.08	253.32	30.91	273.83	31.94	0.66	2.33	64.88
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.60	0.74	4.30	0.60	135.11	1.14	NM	183.73	30.05	183.73	NM	0.33	1.85	71.20
NASDAQ Listed OTC Companies(17)	13.95	13.35	0.70	6.14	2.48	0.65	5.32	0.47	178.98	0.80	24.52	221.14	30.91	238.66	26.98	0.57	2.42	43.21
California Companies(1)	9.24	9.24	0.25	2.73	1.17	0.27	2.90	0.00	0.00	0.49	NM	232.94	21.52	232.94	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.83	0.69	6.49	0.56	185.96	0.79	25.24	220.86	27.15	244.46	27.01	0.47	2.25	59.36
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.80	0.73	3.84	0.36	150.23	0.60	26.83	186.80	33.32	193.06	26.83	0.64	2.91	0.00
New England Companies(2)	12.81	12.28	1.14	10.68	3.93	0.58	4.93	0.33	196.63	1.16	18.60	240.70	29.99	255.82	NM	0.78	2.53	65.94
South-East Companies(1)	24.45	23.88	0.74	3.13	1.08	0.52	2.17	0.58	108.08	2.08	NM	269.57	65.91	275.98	NM	1.00	2.78	0.00
Thrift Strategy(18)	14.41	13.89	0.66	5.39	2.33	0.66	5.18	0.49	171.23	0.82	25.51	213.08	30.82	227.79	26.98	0.51	2.31	47.37
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.38	0.54	5.78	0.33	207.39	0.99	18.60	283.39	30.74	313.63	NM	1.16	3.32	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.50	0.63	5.25	0.51	164.23	0.88	24.14	220.68	30.98	238.20	27.01	0.61	2.64	61.01
Companies Without Dividends(2)	17.79	17.79	0.85	4.79	2.45	0.86	4.88	0.10	312.41	0.45	26.83	187.39	29.44	187.39	26.83	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.72	0.09	1.33	0.17	191.96	0.65	NM	223.10	12.00	239.18	NM	0.50	3.28	0.00
Equity/Assets 6-12%(10)	9.23	8.30	0.75	8.22	3.24	0.60	6.56	0.62	114.92	0.84	24.14	223.34	22.86	251.86	27.01	0.66	2.52	49.38
Equity/Assets >12%(8)	21.57	21.48	0.73	3.76	1.79	0.80	4.01	0.37	237.80	0.85	26.83	209.07	43.11	210.01	26.83	0.41	2.05	47.47
Holding Company Structure(16)	13.99	13.41	0.70	5.78	2.49	0.70	5.52	0.53	136.11	0.88	25.51	213.83	30.34	230.51	26.98	0.57	2.53	53.29
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.15	0.68	7.20	0.36	106.68	0.84	23.06	255.66	35.96	285.11	26.95	1.07	3.24	56.50
Assets $500 Million-$1 Billion(4)	13.93	13.84	0.39	2.67	1.35	0.38	2.58	0.17	346.95	0.70	NM	208.98	27.66	213.00	NM	0.26	1.51	35.09
Assets $250-$500 Million(7)	12.30	11.48	0.53	5.28	2.52	0.60	5.20	0.74	134.15	0.99	25.21	215.79	25.47	236.54	27.07	0.44	2.24	58.72
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.89	1.13	5.46	0.48	198.39	0.62	26.83	178.89	38.94	179.27	26.83	0.31	2.33	36.11
Goodwill Companies(8)	12.06	10.77	0.73	6.67	3.00	0.52	4.57	0.58	148.15	1.09	23.19	215.22	27.35	250.26	27.16	0.61	3.06	57.66
Non-Goodwill Companies(11)	15.79	15.79	0.69	5.48	2.13	0.75	5.68	0.41	193.21	0.65	26.30	218.40	33.34	218.40	26.85	0.50	1.85	45.01
MHC Institutions(19)	14.22	13.68	0.71	5.99	2.49	0.66	5.21	0.48	173.49	0.83	24.52	216.98	30.82	232.56	26.98	0.55	2.36	48.80
MHC Converted Last 3 Months(1)	26.34	26.34	1.46	6.86	3.73	1.46	6.86	0.10	312.41	0.41	26.83	141.85	37.37	141.85	26.83	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.04	0.87	13.61	0.14	269.48	0.65	14.20	205.99	12.65	238.12	14.60	1.00	2.72	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	6.61	1.67	18.90	0.27	319.02	1.18	15.13	256.58	20.82	320.51	13.04	0.14	0.74	11.20
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.25	0.87	14.22	0.59	140.18	1.18	13.79	148.57	9.53	194.38	10.41	0.54	1.93	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.83	0.52	7.20	0.28	83.69	0.26	17.14	163.29	10.82	163.88	23.52	0.40	0.73	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.20	1.30	14.80	0.02	NA	1.52	12.20	180.29	14.34	182.95	12.45	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	15.27	0.93	16.19	0.82	42.44	0.38	6.55	189.49	11.24	189.49	13.02	1.00	4.55	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	7.22	1.44	19.86	0.41	75.87	0.33	13.85	251.00	17.69	251.00	13.92	0.40	0.37	5.13
GPT	GreenPoint Fin. Corp. of NY(8)*	7.56	6.04	1.91	23.72	7.60	0.61	7.56	0.86	34.84	0.46	13.16	302.49	22.87	NM	NM	1.20	2.67	35.09
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	8.27	-0.74	-9.24	0.73	46.66	0.48	12.09	202.37	14.73	209.03	NM	1.28	3.66	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.26	2.44	20.29	0.14	232.44	0.66	15.99	187.82	23.70	NM	11.79	1.00	4.63	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.50	1.17	13.01	NA	NA	0.97	15.38	202.08	17.92	202.92	16.34	0.80	2.06	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.35	0.77	3.90	0.09	520.66	0.88	29.85	129.58	24.62	133.21	32.61	0.24	1.36	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.61	0.92	11.76	0.43	169.15	1.21	15.12	180.88	14.17	302.86	16.97	0.12	0.54	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.47	1.15	16.59	0.39	524.09	2.66	13.39	181.73	14.85	181.81	13.39	0.56	1.30	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.50	0.80	7.97	0.25	282.21	1.16	22.24	188.26	17.73	197.58	23.58	0.48	1.23	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.38	-0.08	-1.41	NA	NA	1.14	NM	201.85	11.11	246.06	NM	0.64	1.54	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	10.89	0.84	10.96	0.34	216.05	1.09	9.18	101.37	7.69	101.37	9.51	0.28	1.51	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	6.08	0.74	8.48	0.27	160.40	0.53	16.45	146.00	12.24	146.00	17.49	0.61	2.44	40.13
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	5.60	0.58	10.20	0.70	93.79	0.77	17.87	200.00	10.63	200.00	20.05	0.08	0.97	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.72	0.85	4.51	0.86	84.36	0.95	NM	169.44	30.86	169.44	NM	0.26	1.96	72.22
NBN	Northeast Bancorp of Auburn ME*	7.26	7.11	0.78	10.28	7.83	0.60	7.88	0.32	266.72	1.06	12.77	128.52	9.33	131.25	16.65	0.36	1.88	24.00
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.61	-0.93	-11.08	NA	NA	0.92	NM	113.35	8.32	119.78	NM	0.60	3.74	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.61	1.05	10.04	0.35	165.21	0.83	15.13	154.68	15.45	154.68	15.43	0.84	2.13	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	10.13	1.54	15.05	NA	NA	0.55	9.88	184.87	18.37	184.87	12.74	0.28	2.36	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.48	0.63	4.08	0.33	185.86	1.33	NM	198.02	29.24	198.02	NM	0.40	1.74	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.28	0.87	10.52	4.90	0.68	8.22	1.01	42.60	0.47	20.43	214.93	17.84	215.36	26.16	0.45	2.10	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	3.91	0.64	6.62	0.07	610.61	0.60	25.55	184.79	16.49	189.11	27.89	0.80	2.02	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.58	-0.67	-5.79	1.36	39.95	0.79	NM	115.98	13.18	119.33	NM	0.60	3.08	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	6.93	0.71	8.62	1.29	36.13	0.58	14.43	114.06	9.48	114.06	13.65	0.24	1.60	23.08
ASBP	ASB Financial Corp. of OH	10.65	10.65	1.29	12.19	5.27	1.27	11.98	0.66	93.11	0.78	18.98	220.98	23.54	220.98	19.29	0.60	2.61	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.93	0.11	1.52	0.29	157.72	0.65	14.42	104.82	5.89	179.79	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.70	4.74	0.81	12.84	7.31	0.65	10.31	0.61	82.35	0.60	13.68	167.93	11.26	237.62	17.03	0.40	1.56	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.33	0.63	6.74	1.42	47.09	1.22	NM	295.19	27.02	295.19	NM	0.36	1.20	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	4.61	1.26	13.77	1.69	43.87	1.63	21.71	137.97	12.60	140.57	10.03	0.64	3.73	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.26	0.80	9.89	0.50	149.02	0.89	13.78	196.71	15.76	211.07	20.40	0.50	1.90	26.18
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.52	0.88	5.42	0.09	355.23	0.52	22.12	118.19	17.09	118.19	22.12	0.28	1.51	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.72	0.09	1.33	0.17	191.96	0.65	NM	223.10	12.00	239.18	NM	0.50	3.28	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.76	0.76	4.01	0.29	151.26	0.77	NM	131.97	30.14	143.70	NM	0.20	1.67	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.52	0.59	9.70	0.25	115.06	0.44	18.10	188.41	10.39	200.84	19.59	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.72	0.10	1.17	1.76	44.04	1.05	NM	123.14	9.66	158.47	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	9.09	0.66	10.44	0.03	NA	0.57	11.00	142.69	7.15	142.69	11.86	0.20	1.65	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.83	1.01	2.54	0.02	NA	1.43	NM	157.48	58.29	157.48	NM	0.34	2.14	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.84	0.15	1.50	1.66	46.23	1.12	NM	108.19	11.36	109.24	NM	0.44	3.24	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.67	1.15	11.20	6.71	1.15	11.20	1.01	41.20	0.47	14.91	158.43	16.46	170.17	14.91	0.60	3.53	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.24	0.31	3.54	1.31	39.39	0.66	23.58	121.11	10.39	125.12	33.53	0.58	3.84	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.04	0.31	2.74	0.15	34.83	0.10	NM	265.16	30.25	265.16	NM	2.00	5.79	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.88	0.37	4.25	NA	NA	1.01	25.79	126.90	10.64	133.91	29.82	0.48	1.48	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.34	-1.72	-9.76	0.58	61.92	0.59	NM	135.52	19.61	135.52	NM	0.36	2.90	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.08	0.52	2.17	0.58	108.08	2.08	NM	269.57	65.91	275.98	NM	1.00	2.78	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.64	0.54	2.67	0.10	361.94	0.89	NM	161.17	33.27	162.18	NM	0.32	1.03	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	141.19	38.79	141.19	NM	0.20	1.83	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	5.29	0.79	5.87	0.63	158.17	1.18	18.91	115.51	14.17	126.26	19.93	0.36	1.63	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.59	0.36	3.79	0.99	94.52	1.27	21.79	102.90	10.36	102.90	27.50	0.40	1.73	37.74
CSBC	Citizens South Banking of NC	17.27	15.72	0.55	3.13	2.78	0.30	1.74	0.20	288.18	0.97	NM	113.91	19.68	125.15	NM	0.26	2.01	72.22
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.01	0.53	1.98	0.02	663.04	0.32	NM	181.86	47.89	181.86	NM	0.12	1.01	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	6.04	1.08	17.26	NA	NA	1.36	16.55	292.09	17.84	292.09	17.35	0.18	1.25	20.69
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.51	1.22	14.02	0.12	646.27	1.00	NM	203.65	25.02	NM	NM	0.16	0.72	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.65	1.03	11.91	0.74	106.41	0.94	11.56	133.43	10.96	133.52	11.56	0.40	2.14	24.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	5.85	0.66	6.14	0.75	66.89	0.63	17.09	111.96	12.34	111.96	18.73	0.36	2.63	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	7.66	1.47	17.09	0.04	NA	0.60	13.05	240.44	18.66	303.50	13.67	0.56	3.23	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.25	15.25	0.64	4.41	3.09	0.94	6.44	0.25	94.64	0.92	32.33	145.89	22.25	145.89	22.15	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.31	0.60	8.39	0.21	139.07	1.20	15.84	165.82	10.84	181.08	18.13	0.40	2.90	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.53	7.55	0.66	8.97	0.24	258.21	0.98	13.25	163.55	10.53	167.79	17.02	0.76	2.49	33.04
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.83	1.05	8.88	NA	NA	1.37	20.68	192.29	22.80	192.29	21.74	0.44	1.73	35.77
FFDF	FFD Financial Corp of Dover OH	12.53	12.53	0.62	4.97	5.00	0.31	2.49	0.49	118.80	0.69	20.00	98.73	12.37	98.73	NM	0.42	3.00	60.00
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	6.28	0.89	11.03	0.67	86.61	0.69	15.92	179.58	14.30	179.58	16.92	0.52	1.94	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.03	10.53	9.12	0.81	8.33	0.94	114.37	1.85	10.96	111.55	11.31	116.23	13.85	0.68	3.23	35.42
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.25	0.59	11.49	0.47	78.69	1.08	16.01	176.82	9.31	185.10	16.01	0.12	0.68	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.23	0.35	3.56	1.43	23.34	0.44	19.12	160.81	16.25	177.28	NM	1.40	4.02	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.64	0.62	9.41	NA	NA	1.02	13.10	147.26	9.23	158.73	15.17	0.48	2.18	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.50	0.62	10.40	3.33	0.65	10.81	NA	NA	0.51	29.99	304.72	16.94	308.17	28.86	0.40	1.05	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.25	-0.06	-0.77	0.53	68.80	0.65	NM	112.68	9.13	112.68	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.14	0.49	4.17	1.25	79.48	1.93	19.46	115.24	13.41	115.24	26.98	0.24	2.02	39.34
FBEI	First Bancorp of Indiana of IN	12.92	12.05	0.69	4.71	4.20	0.34	2.33	0.39	112.89	0.72	23.79	109.93	14.20	117.81	NM	0.58	2.80	66.67
FBSI	First Bancshares, Inc. of MO	10.33	10.14	0.83	8.32	6.75	0.78	7.83	0.97	46.78	0.72	14.81	119.69	12.36	121.88	15.75	0.16	0.80	11.85
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.03	0.86	8.03	1.16	51.82	0.79	16.58	132.05	13.86	152.86	16.45	0.60	2.92	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.79	0.86	7.84	0.05	NA	1.26	26.40	203.29	21.29	207.18	28.49	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.24	0.83	6.97	0.28	312.07	1.16	13.81	134.62	15.61	159.38	19.36	0.80	3.02	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.73	1.46	6.86	0.10	312.41	0.41	26.83	141.85	37.37	141.85	26.83	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.59	0.94	8.82	0.48	48.94	0.29	15.17	148.01	15.48	148.01	16.86	0.44	2.07	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.40	0.47	6.10	0.33	116.85	0.53	18.51	237.45	18.33	347.91	NM	0.60	2.00	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	8.37	0.67	5.55	0.55	54.59	0.69	11.94	124.28	8.69	134.25	12.38	0.44	2.15	25.73
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.88	6.48	0.74	6.66	NA	NA	0.99	15.44	118.98	13.59	160.68	18.26	0.40	1.74	26.85
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.27	0.65	7.06	0.48	148.18	0.80	23.43	188.24	16.70	188.24	27.33	0.24	1.83	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.60	0.94	13.62	0.53	113.45	0.81	15.15	233.31	15.53	270.69	16.99	0.88	2.86	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.29	0.25	2.82	NA	NA	0.72	30.43	146.65	12.67	146.65	NM	0.32	1.52	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.31	0.24	4.25	0.55	68.72	0.71	15.85	146.27	7.30	146.27	30.57	0.44	2.06	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	7.91	0.62	10.61	0.12	583.41	1.32	12.65	119.78	7.09	129.60	11.20	0.52	2.42	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.78	0.88	15.11	0.12	768.20	1.11	14.76	236.03	13.42	236.03	16.67	0.36	1.47	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.19	1.03	5.59	0.27	301.93	1.31	31.37	155.06	31.45	184.04	32.12	0.32	2.37	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	4.13	0.89	5.38	1.09	71.51	1.78	24.21	164.43	26.03	164.43	28.75	0.60	3.26	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.18	0.76	5.63	NA	NA	0.70	23.91	144.96	17.05	144.96	24.15	0.44	1.82	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	4.70	0.55	5.01	0.65	112.87	1.07	21.28	134.26	13.33	201.32	30.92	0.56	2.83	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	6.04	0.69	7.13	0.35	252.89	1.29	16.56	121.91	11.59	173.85	22.04	0.68	2.37	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.30	1.17	15.31	0.21	152.15	0.47	15.86	240.00	17.75	246.64	16.00	0.36	1.92	30.51
FKKY	Frankfort First Bancorp of KY(8)	12.81	12.81	0.73	5.67	3.33	0.73	5.67	NA	NA	0.07	30.00	172.04	22.04	172.04	30.00	1.12	4.67	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.43	0.37	4.21	0.31	60.83	0.22	29.17	143.66	11.90	188.09	34.42	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.76	7.76	0.70	9.09	7.23	0.68	8.89	1.08	67.72	1.11	13.84	121.45	9.43	121.45	14.14	0.50	2.54	35.21
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.17	0.12	0.83	0.56	51.87	0.70	NM	84.22	11.42	84.22	NM	0.40	2.17	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	5.78	0.72	6.57	0.04	NA	1.05	17.31	125.21	13.51	128.89	18.41	0.44	1.52	26.35
PEDE	Great Pee Dee Bancorp of SC	16.86	16.17	0.82	4.70	4.39	0.74	4.29	NA	NA	1.33	22.79	106.16	17.90	110.71	25.00	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.65	-1.81	-45.09	0.24	124.18	0.56	NM	95.92	3.65	102.68	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.59	1.08	9.89	NA	NA	0.83	21.79	213.09	22.33	213.09	21.79	0.84	2.71	59.15
HFFC	HF Financial Corp. of SD	6.17	5.57	0.50	7.92	6.95	0.38	5.96	0.27	158.46	0.55	14.40	113.22	6.98	125.44	19.14	0.43	2.64	38.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	8.15	0.87	9.22	0.38	224.52	1.06	12.27	148.30	13.16	156.37	16.26	0.88	3.26	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.17	1.49	13.52	0.09	722.43	0.94	19.34	274.83	29.46	278.89	21.12	0.64	1.99	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.10	0.64	10.50	0.04	685.12	0.60	14.08	153.60	9.39	153.60	15.18	0.80	2.76	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	9.05	0.80	16.19	NA	NA	0.86	11.05	181.92	8.48	202.40	11.58	0.40	2.37	26.14
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.67	1.18	14.06	0.09	612.10	0.78	15.00	207.31	16.61	207.31	15.16	0.72	1.71	25.71
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.08	0.42	5.36	NA	NA	0.63	19.67	103.39	8.36	105.93	19.92	0.44	2.83	55.70
HWEN	Home Financial Bancorp of IN	11.83	11.83	0.53	4.76	4.17	0.73	6.55	2.57	25.13	0.80	23.96	110.36	13.06	110.36	17.42	0.12	2.09	50.00
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.69	1.25	8.56	1.48	21.85	0.39	17.57	146.21	21.13	146.21	17.73	0.77	3.91	68.75
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.71	0.67	7.52	0.16	318.37	0.85	14.90	127.37	10.14	145.00	16.57	0.48	2.96	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.29	1.30	10.10	0.02	NA	1.50	15.89	188.70	23.13	189.61	18.58	0.52	2.64	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.30	1.21	15.34	0.14	100.42	0.27	30.28	NM	35.21	NM	31.94	0.72	2.05	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	5.65	1.28	11.92	0.70	221.31	2.38	17.69	204.17	22.28	270.68	17.69	0.36	1.88	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	4.91	1.49	13.60	0.38	152.01	0.93	20.35	157.06	18.74	358.95	20.45	0.96	2.37	48.24
IFSB	Independence FSB of DC(8)	9.92	9.92	-0.12	-1.16	-0.73	-1.22	-12.27	0.74	38.17	0.48	NM	159.63	15.84	159.63	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.21	0.18	2.42	1.05	74.67	1.60	NM	160.45	11.62	190.60	NM	0.30	1.90	NM
JFBI	Jefferson Bancshares Inc of TN	30.63	30.63	0.39	1.95	1.13	1.18	5.97	0.54	151.62	1.31	NM	117.67	36.04	117.67	28.80	0.20	1.51	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.17	0.27	2.90	NA	NA	0.49	NM	232.94	21.52	232.94	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.34	17.13	-0.48	-2.42	-1.97	0.49	2.49	0.22	195.26	0.97	NM	121.68	23.54	137.43	NM	0.20	1.19	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.12	1.90	15.80	0.02	NA	1.96	14.04	149.66	17.91	149.66	9.85	0.52	2.63	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	9.22	0.72	8.45	1.63	48.65	0.88	10.85	113.01	9.53	113.01	13.94	0.60	2.50	27.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LARL	Laurel Capital Group Inc of PA	9.14	7.89	0.58	6.61	3.95	0.57	6.47	0.58	115.06	1.17	25.32	166.78	15.24	193.18	25.87	0.80	3.36	NM
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.12	0.57	4.13	0.85	77.53	0.89	24.29	102.86	14.25	105.65	25.27	0.52	2.78	67.53
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	6.67	1.08	11.20	0.33	111.46	0.51	15.00	157.86	15.26	226.66	16.52	0.84	1.92	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.71	0.40	5.00	0.78	160.96	1.55	14.91	112.10	9.35	112.10	23.17	0.48	1.59	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.71	0.65	5.89	0.04	361.56	0.59	21.23	149.82	16.45	151.36	24.81	1.00	2.72	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.31	0.43	10.41	2.55	23.70	0.80	18.84	105.98	4.53	105.98	10.67	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	4.95	0.52	6.25	0.04	NA	1.20	20.20	218.28	18.68	219.54	NM	0.40	2.11	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.36	-0.08	-0.50	1.98	37.06	0.96	NM	90.45	13.02	120.97	NM	0.20	1.43	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.42	0.80	6.78	0.57	150.16	0.99	15.58	124.52	14.04	125.80	17.72	0.48	2.07	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.47	6.47	0.37	6.06	2.53	0.19	3.03	NA	NA	0.81	NM	228.22	14.76	228.22	NM	0.46	1.14	45.10
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.82	1.32	12.59	1.44	41.56	0.73	12.78	240.47	23.86	246.40	19.88	0.80	2.11	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	9.63	0.80	11.03	0.06	NA	0.99	10.38	151.90	10.29	215.83	14.35	0.90	3.00	31.14
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	6.60	-1.07	-12.91	2.26	39.31	1.11	15.15	119.96	9.97	143.08	NM	0.08	0.72	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.08	0.54	3.14	0.22	264.67	1.15	NM	113.02	24.81	174.72	NM	0.16	1.15	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.58	1.10	14.63	0.21	342.96	1.08	15.20	227.22	16.54	270.94	15.69	0.68	2.37	35.98
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.23	1.27	13.54	0.38	186.66	0.81	10.84	145.05	13.28	164.94	10.84	1.00	2.61	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.31	0.68	5.66	1.08	60.79	0.89	18.83	117.76	13.88	117.76	20.46	0.56	2.63	49.56
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.42	-0.07	-1.04	0.90	109.07	2.04	NM	122.00	7.96	149.73	NM	0.24	1.43	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.93	0.81	9.99	0.62	82.68	0.78	20.30	204.51	17.69	285.66	21.97	0.48	2.25	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	5.58	0.62	8.14	0.19	307.18	0.73	17.91	239.88	17.50	242.49	29.57	0.80	3.26	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.64	0.59	5.08	0.17	316.97	1.09	27.50	168.71	19.12	232.07	32.35	0.38	3.45	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.65	0.70	3.13	NA	NA	0.72	NM	116.72	25.40	116.72	NM	0.30	1.40	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.80	0.43	3.04	0.09	526.49	1.19	26.32	171.57	24.13	171.57	NM	0.80	2.98	NM
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	1.06	12.51	7.66	0.44	5.26	1.47	38.75	0.69	13.05	157.56	13.23	157.56	31.02	0.27	1.93	25.23
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.91	2.07	23.26	0.67	77.53	0.62	10.09	139.59	13.64	139.59	8.66	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	7.06	1.24	15.55	0.23	165.90	0.64	14.16	212.17	17.51	212.17	14.16	0.84	3.71	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.41	0.88	7.92	0.37	58.82	0.35	13.49	117.36	12.95	117.36	14.86	0.72	2.35	31.72
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.79	0.58	9.12	0.49	173.63	1.34	14.72	140.46	9.12	157.22	15.78	0.80	3.04	44.69
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.91	0.74	5.27	0.24	233.62	0.91	16.92	92.27	12.90	191.87	17.50	0.24	2.36	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.80	0.35	4.76	1.11	55.29	0.98	26.34	186.64	13.12	238.43	NM	0.40	2.49	65.57
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.69	0.65	9.90	0.11	286.39	0.48	17.58	179.47	11.17	181.55	18.09	0.40	1.28	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.74	0.93	7.29	0.59	70.25	0.56	14.83	114.29	14.69	119.63	15.59	0.72	3.35	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.38	0.54	5.78	0.33	207.39	0.99	18.60	283.39	30.74	313.63	NM	1.16	3.32	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.11	0.32	4.41	NA	NA	1.72	32.19	122.65	10.75	132.02	33.57	0.60	2.55	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.34	0.69	5.53	1.43	37.19	0.62	23.06	126.85	16.18	126.85	23.06	0.56	3.62	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.57	0.76	10.65	1.00	55.63	1.01	13.21	149.49	10.42	216.67	13.21	0.32	1.97	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.07	0.81	5.50	0.31	316.43	1.75	NM	134.03	25.75	169.55	NM	0.16	1.38	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	9.16	0.42	5.09	0.08	692.18	0.78	10.91	166.73	13.90	166.95	32.73	0.40	1.55	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.38	0.36	4.55	0.65	135.54	0.97	18.58	271.49	18.49	275.40	NM	0.36	1.88	34.95
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.34	-0.34	-2.74	0.07	NA	1.81	NM	138.62	19.88	138.94	NM	0.22	1.23	NM
RIVR	River Valley Bancorp of IN(8)	8.55	8.54	1.01	11.33	6.65	0.77	8.61	NA	NA	1.07	15.03	171.85	14.69	172.10	19.79	0.72	3.03	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	7.27	1.44	11.60	0.34	259.48	1.16	13.76	150.25	19.31	176.70	13.67	0.62	2.98	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.24	0.73	5.28	0.52	131.83	0.82	NM	345.24	46.27	345.24	NM	0.60	2.07	NM
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.41	2.05	23.31	0.26	327.27	0.87	11.89	261.85	22.94	263.46	12.45	0.40	1.17	13.89
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.61	0.73	4.76	0.19	161.28	0.55	27.71	141.87	19.39	159.66	27.71	0.24	1.70	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.88	0.41	3.50	NA	NA	0.39	34.72	121.47	14.60	121.47	34.72	0.40	3.97	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.44	0.98	11.23	0.11	592.22	0.79	11.85	131.68	10.95	148.00	11.76	0.36	2.37	28.13
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.38	0.84	13.20	0.27	268.20	1.19	18.59	195.73	12.77	308.29	19.10	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.97	8.20	0.77	7.79	5.86	0.47	4.75	2.01	39.28	1.07	17.07	130.35	13.00	158.55	28.00	0.36	2.57	43.90
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	2.95	0.52	3.68	NA	NA	0.77	33.87	125.15	16.34	126.05	33.87	0.16	1.52	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.68	-0.56	-6.11	0.46	76.24	0.52	NM	141.08	12.94	153.45	NM	0.68	2.43	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	5.96	0.97	6.94	0.25	366.68	1.00	16.78	150.14	17.55	150.14	18.35	0.20	0.92	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.35	1.22	7.22	0.59	152.07	1.16	15.74	124.62	20.43	124.62	16.41	0.60	2.61	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.66	1.68	20.45	0.10	NA	4.14	17.66	NM	34.04	NM	20.75	0.60	4.59	NM
UCBC	Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.56	0.75	5.66	NA	NA	0.52	18.00	105.51	13.68	114.87	18.00	0.60	3.33	60.00
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	5.90	0.83	6.49	0.66	113.54	0.91	16.96	149.23	16.70	175.94	21.27	0.30	2.56	43.48
UPFCE	United PanAm Fin. Corp of CA	6.62	6.62	1.00	15.11	5.95	0.97	14.64	NA	NA	4.52	16.79	236.09	15.63	236.09	17.33	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	9.12	1.68	11.79	0.50	153.57	1.22	10.97	131.25	18.16	137.33	11.30	0.36	1.93	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	6.66	1.06	12.20	0.24	409.68	1.62	15.02	205.72	15.23	207.03	15.79	0.24	0.46	6.92
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.45	0.62	8.02	NA	NA	1.72	18.35	150.46	11.11	150.46	18.35	0.64	3.60	65.98
WSBI	Warwick Community Bncrp of NY(8)*	9.47	9.15	0.13	1.34	0.67	0.10	1.04	0.16	309.64	1.24	NM	216.41	20.49	223.97	NM	0.60	1.83	NM
WFSL	Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.68	1.82	12.68	0.22	158.54	0.51	14.97	184.12	27.72	194.56	14.97	0.84	3.26	48.84
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	3.99	0.62	5.34	NA	NA	NA	25.05	146.01	15.88	151.30	26.26	0.48	2.95	73.85
WYPT	Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.64	0.48	6.35	0.36	151.80	1.17	27.44	236.00	17.18	249.24	NM	0.56	2.00	54.90
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.22	1.07	5.00	NA	NA	0.51	NM	225.38	48.60	226.51	NM	0.68	5.04	NM
WEFC	Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	8.44	0.59	4.78	0.10	398.15	0.46	11.85	112.70	14.29	112.70	24.12	0.88	3.20	37.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.79	0.60	4.68	NA	NA	0.98	26.40	155.90	17.56	157.40	31.48	0.44	2.69	70.97

EXHIBIT 2

Pro Forma Analysis Sheet – Fully Converted Basis

EXHIBIT 2
PRO FORMA ANALYSIS SHEET
Lincoln Park Savings Bank
Prices as of September 10, 2004

			Peer Group		New Jersey		All Publicly-Traded	
Price Multiple	Symbol	Subject (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio (x)	P/E	22.78 x	29.57x	31.74x	21.56x	17.75x	17.80x	16.55x
Price-core earnings ratio (x)	P/Core	23.94 x	34.66x	33.02x	24.05x	23.83x	19.75x	18.09x
Price-book ratio (%) =	P/B	77.62%	99.78%	96.81%	177.18%	178.14%	160.85%	150.46%
Price-tangible book ratio (% =	P/TB	77.62%	103.75%	103.57%	180.10%	183.33%	175.25%	164.15%
Price-assets ratio (%) =	P/A	13.72%	22.43%	21.89%	16.08%	16.92%	17.14%	15.23%

Valuation Parameters

Pre-Conversion Earnings (Y)	$479,000	ESOP Stock Purchases (E)	4.00% (5)
Pre-Conversion Earnings (CY)	$453,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,246,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$5,246,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$78,743,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(X	6.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $12,250,000

2. $$V=\frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $12,250,000

3. $$V=\frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $12,250,000

4. $$V=\frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $12,250,000

5. $$V=\frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $12,250,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	1,620,063	10.00	$ 16,200,625	0	1,620,063	$ 16,200,630
Maximum	1,408,750	10.00	14,087,500	0	1,408,750	14,087,500
Midpoint	1,225,000	10.00	12,250,000	0	1,225,000	12,250,000
Minimum	1,041,250	10.00	10,412,500	0	1,041,250	10,412,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 39.94 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 39.94 percent.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Minimum

1. Pro Forma Market Capitalization	$10,412,500
Less: Foundation Shares	-
2. Offering Proceeds	$10,412,500
Less: Estimated Offering Expenses	624,750
Net Conversion Proceeds	$9,787,750

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$9,787,750
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	833,000
Net Proceeds Reinvested	$8,954,750
Estimated net incremental rate of return	1.26%
Reinvestment Income	$112,405
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	12,507
Less: Recognition Plan Vesting (4)	50,030
Net Earnings Impact	$49,867

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$49,867	$528,867
12 Months ended June 30, 2004 (core)	$453,000	$49,867	$502,867

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$8,954,750	$0	$14,200,750
June 30, 2004 (Tangible)	$5,246,000	$8,954,750	$0	$14,200,750

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$8,954,750	$0	$87,697,750

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$12,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$12,250,000
Less: Estimated Offering Expenses	735,000
Net Conversion Proceeds	$11,515,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$11,515,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	980,000
Net Proceeds Reinvested	$10,535,000
Estimated net incremental rate of return	1.26%
Reinvestment Income	$132,241
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	14,715
Less: Recognition Plan Vesting (4)	58,859
Net Earnings Impact	$58,668

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$58,668	$537,668
12 Months ended June 30, 2004 (core)	$453,000	$58,668	$511,668

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$10,535,000	$0	$15,781,000
June 30, 2004 (Tangible)	$5,246,000	$10,535,000	$0	$15,781,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$10,535,000	$0	$89,278,000

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Maximum

1. Pro Forma Market Capitalization	$14,087,500
Less: Foundation Shares	-
2. Offering Proceeds	$14,087,500
Less: Estimated Offering Expenses	845,250
Net Conversion Proceeds	$13,242,250

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$13,242,250
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,127,000
Net Proceeds Reinvested	$12,115,250
Estimated net incremental rate of return	1.26%
Reinvestment Income	$152,077
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	16,922
Less: Recognition Plan Vesting (4)	67,688
Net Earnings Impact	$67,468

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$67,468	$546,468
12 Months ended June 30, 2004 (core)	$453,000	$67,468	$520,468

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$12,115,250	$0	$17,361,250
June 30, 2004 (Tangible)	$5,246,000	$12,115,250	$0	$17,361,250

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$12,115,250	$0	$90,858,250

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$16,200,630
Less: Foundation Shares	-
2. Offering Proceeds	$16,200,625
Less: Estimated Offering Expenses	972,038
Net Conversion Proceeds	$15,228,588

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$15,228,588
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,296,050
Net Proceeds Reinvested	$13,932,537
Estimated net incremental rate of return	1.26%
Reinvestment Income	$174,889
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	19,460
Less: Recognition Plan Vesting (4)	77,841
Net Earnings Impact	$77,588

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$77,588	$556,588
12 Months ended June 30, 2004 (core)	$453,000	$77,588	$530,588

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$13,932,537	$0	$19,178,537
June 30, 2004 (Tangible)	$5,246,000	$13,932,537	$0	$19,178,537

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$13,932,537	$0	$92,675,537

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

EXHIBIT 4

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 4
PRO FORMA ANALYSIS SHEET
Lincoln Park Savings Bank
Prices as of September 10, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	24.31 x	35.73x	38.53x	21.56x	17.75x	17.80x	16.55x
Price-core earnings ratio (x)		P/Core	25.63 x	37.82x	38.26x	24.05x	23.83x	19.75x	18.09x
Price-book ratio (%)	=	P/B	123.37%	218.53%	205.56%	177.18%	178.14%	160.85%	150.46%
Price-tangible book ratio (%	=	P/TB	123.37%	234.78%	229.29%	180.10%	183.33%	175.25%	164.15%
Price-assets ratio (%)	=	P/A	14.68%	26.02%	24.68%	16.08%	16.92%	17.14%	15.23%

Valuation Parameters

Pre-Conversion Earnings (Y)	$479,000	ESOP Stock Purchases (E)	4.00% (5)
Pre-Conversion Earnings (CY)	$453,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,246,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$5,246,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$78,743,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(‹	10.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	46.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $12,250,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $12,250,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $12,250,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $12,250,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $12,250,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	874,834	745,229	10.00	$ 7,452,288	745,229	$ 7,452,288	1,620,063
Maximum	760,725	648,025	10.00	$ 6,480,250	648,025	6,480,250	1,408,750
Midpoint	661,500	563,500	10.00	$ 5,635,000	563,500	5,635,000	1,225,000
Minimum	562,275	478,975	10.00	$ 4,789,750	478,975	4,789,750	1,041,250

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 39.94 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 39.94 percent.

EXHIBIT 5

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$4,789,750
	Less: Foundation Shares	-
2.	Offering Proceeds	$4,789,750
	Less: Estimated Offering Expenses	484,687
	Net Conversion Proceeds	$4,305,063

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,305,063
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	383,180
Net Proceeds Reinvested	$3,921,883
Estimated net incremental rate of return	1.26%
Reinvestment Income	$49,230
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	5,753
Less: Recognition Plan Vesting (4)	23,014
Net Earnings Impact	$20,462

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$20,462	$499,462
12 Months ended June 30, 2004 (core)	$453,000	$20,462	$473,462

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$3,921,883	$0	$9,167,883
June 30, 2004 (Tangible)	$5,246,000	$3,921,883	$0	$9,167,883

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$3,921,883	$0	$82,664,883

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Midpoint

1.	Pro Forma Market Capitalization	$5,635,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$5,635,000
	Less: Estimated Offering Expenses	500,916
	Net Conversion Proceeds	$5,134,084
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$5,134,084
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	450,800
	Net Proceeds Reinvested	$4,683,284
	Estimated net incremental rate of return	1.26%
	Reinvestment Income	$58,787
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	6,769
	Less: Recognition Plan Vesting (4)	27,075
	Net Earnings Impact	$24,943

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$24,943	$503,943
12 Months ended June 30, 2004 (core)	$453,000	$24,943	$477,943

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$4,683,284	$0	$9,929,284
June 30, 2004 (Tangible)	$5,246,000	$4,683,284	$0	$9,929,284

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$4,683,284	$0	$83,426,284

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Maximum

1.	Pro Forma Market Capitalization	$6,480,250
	Less: Foundation Shares	-
2.	Offering Proceeds	$6,480,250
	Less: Estimated Offering Expenses	517,145
	Net Conversion Proceeds	$5,963,105

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$5,963,105
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	518,420
	Net Proceeds Reinvested	$5,444,685
	Estimated net incremental rate of return	1.26%
	Reinvestment Income	$68,345
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	7,784
	Less: Recognition Plan Vesting (4)	31,136
	Net Earnings Impact	$29,424

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$479,000	$29,424	$508,424
12 Months ended June 30, 2004 (core)	$453,000	$29,424	$482,424

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$5,246,000	$5,444,685	$0	$10,690,685
June 30, 2004 (Tangible)	$5,246,000	$5,444,685	$0	$10,690,685

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$78,743,000	$5,444,685	$0	$84,187,685

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lincoln Park Savings Bank
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$7,452,288
	Less: Foundation Shares	-
2.	Offering Proceeds	$7,452,288
	Less: Estimated Offering Expenses	535,808
	Net Conversion Proceeds	$6,916,480

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$6,916,480
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	596,183
	Net Proceeds Reinvested	$6,320,297
	Estimated net incremental rate of return	1.26%
	Reinvestment Income	$79,336
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	8,952
	Less: Recognition Plan Vesting (4)	35,807
	Net Earnings Impact	$34,577

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$479,000	$34,577	$513,577
	12 Months ended June 30, 2004 (core)	$453,000	$34,577	$487,577

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$5,246,000	$6,320,297	$0	$11,566,297
	June 30, 2004 (Tangible)	$5,246,000	$6,320,297	$0	$11,566,297

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$78,743,000	$6,320,297	$0	$85,063,297

(1) Includes ESOP and MRP stock purchases equal to 4.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

EXHIBIT 6

Firm Qualification Statement

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

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